UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: May 18, 2021

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-237934.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2021 and 2020 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2020 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021.

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ 2021 cash flow generation, future contracted revenues, future distributions and its ability to have any distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the U.S. Securities and Exchange Commission, including its reports on Form 20-F and reports on Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

Acquisition of Navios Maritime Containers L.P.

On March 31, 2021, Navios Partners completed the merger contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 31, 2020, by and among Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“Navios Containers”) and Navios Maritime Containers GP LLC, Navios Containers’ general partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership. As a result of the Merger, Navios Containers became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. As a result of the Merger, 8,133,452 common units of Navios Partners were issued to former public unitholders of Navios Containers. The results of operations of Navios Containers will be included in Navios Partners’ consolidated statements of operations commencing on April 1, 2021.

Acquisition of Vessels

Following the completion of the merger with Navios Containers on March 31, 2021, the 29-vessel fleet of Navios Containers is included in Navios Partners owned fleet.

In April, 2021, Navios Partners agreed to acquire from Navios Maritime Acquisition Corporation ( “Navios Acquisition”) the Ete N, a 2012 built Containership of 2,782 TEU, the Fleur N, a 2012 built Containership of 2,782 TEU and the Spectrum N, a 2009 built Containership of 2,546 TEU. On May 10, 2021, Navios Partners completed the acquisition of these three vessels from Navios Acquistion for an aggregate purchase price of $55.5 million.

In April 2021, Navios Partners agreed to acquire from Navios Maritime Holdings Inc. (“Navios Holdings”) a 2011 built Capesize vessel for a purchase price of $28.5 million. The vessel is expected to be delivered into Navios Partners’ fleet during the second quarter of 2021.

Sale of Vessel

In April 2021, Navios Partners, agreed to sell the Navios Dedication, a 2008-built Containership of 4,250 TEU to an unrelated third party for a sale price of $34.2 million. The sale is expected to be completed during the second quarter of 2021.

Credit Facilities

In May 2021, Navios Partners entered into a a new credit facility with a commercial bank for a total amount of up to $160.0 million in order to: (i) refinance its existing facility maturing in August 2021; (ii) refinance the existing facility of one dry bulk vessel; and (iii) partially finance the acquisition of one dry bulk vessel. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 310 bps per annum.

In May 2021, Navios Partners agreed to enter into a new credit facility with a commercial bank for a total amount of up to $43.0 million, in order to refinance the existing credit facilities of six dry bulk vessels. The facility is subject to signing of definitive documentation and will mature in the second quarter of 2026 and will bear interest at LIBOR plus 300 bps per annum.

In April 2021, Navios Partners entered into a new credit facility with a commercial bank for a total amount of $40.0 million, in order to refinance the existing credit facilities of two dry bulk vessels and to finance the acquisition of two 2012 built 2,782 TEU Containerships. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 285 bps per annum. On May 10, 2021, the entire amount was drawn under this loan.

In April 2021, Navios Partners entered into a new credit facility with a commercial bank for a total amount of $8.9 million in order to finance the acquisition of one containership. The facility matures in the first quarter of 2025 and bears interest at LIBOR plus 300 bps per annum. On April 28, 2021, the entire amount was drawn under this loan.

Cash Distribution

In April 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2021 of $0.05 per unit. The cash distribution was paid on May 14, 2021 to all unitholders of record as of May 11, 2021. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Overview

We are an international owner and operator of dry cargo vessels, formed in August 2007 under the laws of the Republic of the Marshall Islands. We have been a public company since November 2007. Navios GP L.L.C., a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners. Currently, our general partner is Olympos Maritime Ltd. (the “General Partner”) and holds a 2.0% general partner interest in Navios Partners.

As of May 17, 2021, there were 22,845,612 outstanding common units and 472,525 general partnership units. Navios Holdings currently owns an approximately 11.0% ownership interest in Navios Partners and the General Partner currently owns 2.0% general partner interest in Navios Partners.

Fleet

As of May 12, 2021, our fleet consists of 27 Panamax vessels, 20 Capesize vessels, four Ultra Handymax vessels and 38 containerships, including two Panamax bareboat charter-in vessels and one Capesize vessel expected to be delivered by the second quarter of 2021; three Capesize bareboat charter-in vessels which are expected to be delivered by the second half of 2022; one Panamax vessel expected to be delivered by the second half of 2022 and one Capesize bareboat charter-in vessel which is expected to be delivered by the first half of 2023. Our fleet does not include one containership agreed to be sold.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters

The following table provides summary information about our combined fleet as of May 12, 2021:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios La Paix	Ultra-Handymax	2014	61,485	—	111% average BSI 58 10TC	February 2022
Navios Christine B	Ultra-Handymax	2009	58,058	$9,548	No	January 2022
Navios Amaryllis	Ultra-Handymax	2008	58,735	$8,835	No	August 2021

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Serenitas N	Ultra-Handymax	2011	56,644	$28,500	No	May 2021
Navios Hyperion	Panamax	2004	75,707	$10,106	No	June 2021
				—	100% average BPI 4TC	October 2021
Navios Alegria	Panamax	2004	76,466	—	99.5% average BPI 4TC	April 2022
Navios Orbiter	Panamax	2004	76,602	$13,379	No	June 2021
				—	100% average BPI 4TC	February 2022
Navios Helios	Panamax	2005	77,075	$12,031	No	June 2021
				—	100% average BPI 4TC	October 2021
Navios Sun	Panamax	2005	76,619	$13,475	No	June 2021
				—	100% average BPI 4TC	February 2022
Navios Hope	Panamax	2005	75,397	$9,625	No	January 2022
				—	100% average BPI 4TC	February 2022
Navios Sagittarius(6)	Panamax	2006	75,756	$10,783	No	November 2021
Navios Harmony	Panamax	2006	82,790	$8,740	No	June 2021
Navios Prosperity I	Panamax	2007	75,527	$10,213	No	May 2021
Navios Libertas	Panamax	2007	75,511	$20,140	No	July 2021
Navios Altair I	Panamax	2006	74,475	$19,950	No	July 2021
Navios Symmetry	Panamax	2006	74,381	$11,804	No	March 2022
Navios Apollon I	Panamax	2005	87,052	—	109% average BPI 4TC	February 2022
Navios Sphera	Panamax	2016	84,872	—	120% average BPI 4TC	May 2022
Navios Camelia	Panamax	2009	75,162	$9,975	No	August 2021
Navios Anthos	Panamax	2004	75,798	$9,595	No	January 2022
Navios Azalea	Panamax	2005	74,759	$11,400	No	June 2021
Copernicus N	Panamax	2010	93,062	$25,819	No	May 2021
Unity N	Panamax	2011	79,642	—	95.5% average BPI 4TC	May 2021
Odysseus N	Panamax	2011	79,642	—	95.5% average BPI 4TC	August 2021
Navios Victory	Panamax	2014	77,095	$12,513	No	June 2022
Navios Avior	Panamax	2012	81,355	$14,131	No	February 2022
Navios Centaurus	Panamax	2012	81,472	$9,310	No	June 2021
Navios Beaufiks(7)	Capesize	2004	180,310	Freight Voyage	No	July 2021
Navios Symphony	Capesize	2010	178,132	—	100.5% average BCI 5TC	October 2021
Navios Fantastiks(8)	Capesize	2005	180,265	$21,650	No	March 2023
Navios Aurora II	Capesize	2009	169,031	—	95.25% average BCI 5TC	April 2022
Navios Pollux	Capesize	2009	180,727	—	100% of pool earnings	June 2021
Navios Sol(9)	Capesize	2009	180,274	—	110% average BCI 5TC	March 2022
Navios Fulvia	Capesize	2010	179,263	—	100% average BCI 5TC	June 2021
Navios Buena Ventura	Capesize	2010	179,259	—	100.5% average BCI 5TC	September 2021
Navios Melodia	Capesize	2010	179,132	$29,356	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average	September 2022
Navios Luz	Capesize	2010	179,144	—	101% average BCI 5TC	March 2022
Navios Ace(10)	Capesize	2011	179,016	—	105.5% average BCI 5TC	March 2022
Navios Aster	Capesize	2010	179,314	—	105% average BCI 5TC	June 2021
Navios Joy	Capesize	2013	181,389	—	105.5% average BCI 5TC	April 2022
Navios Gem	Capesize	2014	181,336	$17,623	No	February 2022
Navios Mars	Capesize	2016	181,259	$22,610	No	February 2022

Owned Vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN 4(11)	Panamax	2022	81,000	—	—	—
TBN 6(4)	Capesize	2021	181,415	—	—	—

Bareboat Chartered-in vessel	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$23,070	No	June 2021
				—	125% average BPI 4TC	September 2021

Bareboat Chartered-in vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Amitie(4)	Panamax	2021	81,000	—	110% average BPI 82	May 2024
Navios Star(4)	Panamax	2021	81,000	—	110% average BPI 82	June 2024
TBN 1(11)	Capesize	2022	180,000	—	—	—
TBN 2(11)	Capesize	2022	180,000	—	—	—
TBN 3(11)	Capesize	2022	180,000	—	—	—
TBN 5(16)	Capesize	2023	180,000	—	—	—

Owned Containerships	Type	Built	TEU	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Spectrum N	Containership	2009	2,546	$15,800	No	April 2022
Protostar N	Containership	2007	2,741	$17,775	No	July 2022
Harmony N	Containership	2006	2,824	$8,181	No	July 2021
Navios Summer (12)	Containership	2006	3,450	$16,960	No	May 2022
Navios Verano (12)	Containership	2006	3,450	$22,713	No	May 2023
Navios Spring (12)(18)	Containership	2007	3,450	$7,961	No	July 2021
Navios Vermilion (12)	Containership	2007	4,250	$21,330	No	December 2021
Navios Indigo (12)	Containership	2007	4,250	$22,713	No	February 2022
Navios Amaranth (12)	Containership	2007	4,250	$18,121	No	December 2021
Navios Amarillo (12)	Containership	2007	4,250	$20,845	No	November 2022
Navios Verde (12)	Containership	2007	4,250	$20,845	No	June 2023
Navios Azure (12)	Containership	2007	4,250	$22,678	No	September 2022
Navios Domino (12)	Containership	2008	4,250	$24,934	No	June 2023
Navios Dedication (12),(17)	Containership	2008	4,250	$8,010	No	June 2021
Navios Delight (12)	Containership	2008	4,250	$9,023	No	May 2021
				$45,425	No	December 2023
Navios Destiny (12)	Containership	2009	4,250	$18,022	No	November 2021
Navios Devotion (12)	Containership	2009	4,250	$23,700	No	February 2022
Navios Lapis	Containership	2009	4,250	$31,353	No	May 2023
Navios Tempo	Containership	2009	4,250	$13,000	—	July 2021
				—	Index(15)	November 2021
Navios Dorado	Containership	2010	4,250	$21,676	No	April 2023
Navios Felicitas	Containership	2010	4,360	$18,121	No	December 2021
Bahamas	Containership	2010	4,360	$22,219	No	November 2022
Bermuda	Containership	2010	4,360	$11,580	No	March 2022
Navios Miami	Containership	2009	4,563	$18,022	No	November 2021
Navios Magnolia	Containership	2008	4,730	$18,022	No	November 2021
Navios Jasmine	Containership	2008	4,730	$21,825	No	December 2022
Navios Chrysalis (ex APL Denver)	Containership	2008	4,730	$30,083	No	July 2023
Navios Nerine	Containership	2008	4,730	$24,125	No	July 2021
Hyundai Hongkong(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Singapore(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Tokyo(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Shanghai(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Busan(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028

Navios Utmost (13)	Containership	2006	8,204	$21,656	No	September 2022
Navios Unite (13)	Containership	2006	8,204	$23,160	No	May 2021
				$27,840	No	February 2024
Navios Unison (14)	Containership	2010	10,000	$26,276	No	May 2026
Navios Constellation (14)	Containership	2011	10,000	$26,276	No	May 2026
Fleur N	Containership	2012	2,782	$10,369	No	June 2021
				$19,750	No	March 2024
Ete N	Containership	2012	2,782	$9,628	No	May 2021
				$19,750	No	February 2024

(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)	Expected redelevivery basis midpoint or the Company’s best estimate.
(4)	Expected to be delivered by the second quarter of 2021.
(5)	Includes five optional years (owners’ option) starting 2023.
(6)	The vessel is subject to a sale and leaseback transaction for a period of up to three years, at which time we have an obligation to purchase the vessel.
(7)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time we have an obligation to purchase the vessel.
(8)	The vessel is subject to a sale and leaseback transaction for a period of up to six years, at which time we have an obligation to purchase the vessel.
(9)	The vessel is subject to a sale and leaseback transaction for a period of up to ten years, at which time we have an obligation to purchase the vessel.
(10)	The vessel is subject to a sale and leaseback transaction for a period of up to 11 years, at which time we have an obligation to purchase the vessel.
(11)	Expected to be delivered by the second half of 2022.
(12)	The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel.
(13)

The vessel is subject to a sale and leaseback transaction with Bank of Communications Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel.

(14)

The vessel is subject to a sale and leaseback transaction with Bank of Communications Financial Leasing Co. Ltd. for a period of up to seven years, at which time we have an obligation to purchase the vessel.

(15)	The market rate will be calculated according to the Container Ship Time Charter Assessment Index (ConTex) as published for a 4,250 TEU vessel for a 12 month period.
(16)	Expected to be delivered in the first half of 2023.
(17)	Agreed to be sold.
(18)	Charterer’s option to extend the charter for 8 months +/-30 days at $10,326 net per day

Our Charters

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the three month period ended March 31, 2021, Hyundai Merchant Marine Co., Ltd. (“HMM”) Singapore Marine Pte Ltd. (“Singapore Marine”), and Cargill International S.A. (“Cargill”), represented approximately 21.5%, 19.4% and 12.2%, respectively,of total revenues. For the three month period ended March 31, 2020, HMM represented approximately 29.2% of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2020 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2020 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three month periods ended March 31, 2021 and 2020 of Navios Partners presented and discussed below include the following entities:

Country of
Company name	Vessel name	incorporation	2021	2020
Libra Shipping Enterprises Corporation(1)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Felicity Shipping Corporation(2)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Gemini Shipping Corporation(3)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Galaxy Shipping Corporation(4)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31

Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Palermo Shipping S.A.(5)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 03/31	1/01 – 03/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Golem Navigation Limited(13)	Navios Soleil	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Dune Shipping Corp.(6)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Oceanus Shipping Corporation(7),(19)	Castor N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cronus Shipping Corporation(7)	Protostar N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Leto Shipping Corporation(7),(17)	Esperanza N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Dionysus Shipping Corporation(7)	Harmony N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Prometheus Shipping Corporation(7),(18)	Solar N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Camelia Shipping Inc.(8)	Navios Camelia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Anthos Shipping Inc.(8)	Navios Anthos	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Azalea Shipping Inc.(8)	Navios Azalea	Marshall Is.	1/01 – 03/31	1/01 – 03/31

Amaryllis Shipping Inc.(8)	Navios Amaryllis	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 03/31	—
Wenge Shipping Corporation(14),(20)	Joie N	Marshall Is.	1/01 – 03/31	—
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 03/31	—
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 03/31	—
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 03/31	—
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 03/31	—
Rondine Management Corp. (15)	Navios Victory	Marshall Is.	1/01 – 03/31	—
Solagne Shipping Ltd. (16)	Navios Avior	Marshall Is.	3/30 – 03/31	—
Mandora Shipping Ltd. (16)	Navios Centaurus	Marshall Is.	3/30 – 03/31	—
Olympia II Navigation Limited	Navios Domino	Marshall Is.	3/31 – 03/31	—
Pingel Navigation Limited	Navios Delight	Marshall Is.	3/31 – 03/31	—
Ebba Navigation Limited	Navios Destiny	Marshall Is.	3/31 – 03/31	—
Clan Navigation Limited	Navios Devotion	Marshall Is.	3/31 – 03/31	—
Sui An Navigation Limited(23)	Navios Dedication	Marshall Is.	3/31 – 03/31	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	3/31 – 03/31	—
Silvanus Marine Company	Navios Summer	Marshall Is.	3/31 – 03/31	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	3/31 – 03/31	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	3/31 – 03/31	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	3/31 – 03/31	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	3/31 – 03/31	—
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	3/31 – 03/31	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	3/31 – 03/31	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	3/31 – 03/31	—
Theros Ventures Limited	Navios Lapis	Marshall Is.	3/31 – 03/31	—
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	3/31 – 03/31	—
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	3/31 – 03/31	—
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	3/31 – 03/31	—
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	3/31 – 03/31	—
Thetida Marine Co.	Navios Magnolia	Marshall Is.	3/31 – 03/31	—
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	3/31 – 03/31	—
Peran Maritime Inc.	Navios Felicitas	Marshall Is.	3/31 – 03/31	—
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	3/31 – 03/31	—
Fairy Shipping Corporation	Navios Utmost	Marshall Is.	3/31 – 03/31	—
Limestone Shipping Corporation	Navios Unite	Marshall Is.	3/31 – 03/31	—
Crayon Shipping Ltd	Navios Miami	Marshall Is.	3/31 – 03/31	—
Chernava Marine Corp.	Bahamas	Marshall Is.	3/31 – 03/31	—
Proteus Shiptrade S.A.	Bermuda	Marshall Is.	3/31 – 03/31	—
Vythos Marine Corp.	Navios Constellation	Marshall Is.	3/31 – 03/31	—
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 03/31	1/01 – 03/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 03/31	1/01 – 03/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Containers Sub L.P.	Holding Company	Marshall Is.	3/31 – 03/31	—
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	3/31 – 03/31	—
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	3/31 – 03/31	—

Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	3/31 – 03/31	—
Iliada Shipping S.A.	Operating Company	Marshall Is.	3/31 – 03/31	—
Vinetree Marine Company	Operating Company	Marshall Is.	3/31 – 03/31	—
Afros Maritime Inc.	Operating Company	Marshall Is.	3/31 – 03/31	—
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Bato Marine Corp. (21)	TBN 1	Marshall Is.	3/05 – 03/31	—
Agron Navigation Company(21)	TBN 2	Marshall Is.	3/05 – 03/31	—
Teuta Maritime S.A. (21)	TBN 3	Marshall Is.	3/05 – 03/31	—
Artala Shipping Co. (22)	TBN 5	Marshall Is.	3/05 – 03/31	—
Ambracia Navigation Company(21)	TBN 4	Marshall Is.	3/05 – 03/31	—
Migen Shipmanagement Ltd.	Sub—Holding Company	Marshall Is.	3/05 – 03/31	—

(1)	The vessel was sold on December 14, 2018.
(2)	The vessel was sold on December 4, 2018.
(3)	The vessel was sold on December 21, 2017.
(4)	The vessel was sold on April 23, 2019.
(5)	The vessel was sold on April 21, 2017.
(6)	The vessel was sold on January 12, 2017.
(7)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I.
(8)	The vessels were acquired on December 16, 2019.
(9)	The vessel was delivered on July 24, 2019 (see Note 17 - Leases).
(10)	The vessels are expected to be delivered by first half of 2021 (see Note 12 - Commitments and Contingencies).
(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(12)	Vessels under the sale and leaseback transaction (see Note 17 - Leases).
(13)	The vessel was sold on December 10, 2020 (see Note 5 – Vessels, net).
(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 5 - Vessels, net).
(15)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 5 - Vessels, net).
(16)	The vessels were acquired on March 30, 2020, from Navios Holdings (see Note 5 – Vessels, net).
(17)	The vessel was sold on January 13, 2021(see Note 5 – Vessels, net).
(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net).
(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net).
(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net).
(21)	Expected to be delivered by the second half of 2022.
(22)	Expected to be delivered in the second quarter of 2023.
(23)	The vessel agreed to be sold and the sale is expected to be completed in the second quarter of 2021.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ and Navios Containers’ core fleet performance for the three month periods ended March 31, 2021 and 2020.

	Three Month Period Ended March 31, 2021 (unaudited)	Three Month Period Ended March 31, 2020 (unaudited)
Available Days(1)	4,252	4,097
Operating Days(2)	4,201	3,995
Fleet Utilization(3)	98.8%	97.5%
Time Charter Equivalent Combined (per day) (4)	$14,836	$10,717
Time Charter Equivalent Drybulk (per day) (4)	$13,050	$8,244
Time Charter Equivalent Containers (per day) (4)	$23,794	$19,377
Vessels operating at period end	79	46

(1)

Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

Time Charter Equivalent (“TCE”) rate per day : TCE rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2021 and 2020.

	Three Month Period Ended March 31, 2021 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2020 ($ ‘000) (unaudited)
Time charter and voyage revenues	$65,063	$46,490
Time charter and voyage expenses	(2,495)	(3,098)
Direct vessel expenses	(3,154)	(2,549)
Vessel operating expenses (management fees entirely through related parties transactions)	(22,962)	(22,205)
General and administrative expenses	(4,907)	(4,145)
Depreciation and amortization	(13,087)	(13,637)
Loss on sale of vessels	(511)	—
Impairment of receivable in affiliated company	—	(6,900)
Interest expense and finance cost, net	(5,844)	(6,944)
Interest income	115	195
Other income	105	904

Other expense	(536)	(513)
Equity in net earnings of affiliated companies	80,839	1,678
Bargain purchase gain	44,053	—

Net income / (loss)	$136,679	$(10,724)

EBITDA(1)	$158,551	$12,181

Adjusted EBITDA(1)	$33,659	$19,081

Operating Surplus(1)	$11,998	$4,431

(1)

EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended March 31, 2021 compared to the Three Month Period ended March 31, 2020

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the three month period ended March 31, 2021 increased by approximately $18.6 million, or 40.0%, to $65.1 million, as compared to $46.5 million for the same period in 2020. The increase in revenue was mainly attributable to the increase in TCE rate per day by 38.4% to $14,836 per day for the three month period ended March 31, 2021, as compared to $10,717 per day in the same period in 2020.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended March 31, 2021 decreased by approximately $0.6 million, or 19.5%, to $2.5 million, as compared to $3.1 million for the three month period ended March 31, 2020. The decrease was mainly attributable to a decrease in other voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs of certain vessels in our fleet, for the three month period ended March 31, 2021 increased by $0.6 million, to $3.1 million, as compared to $2.5 million for the three month period ended March 31, 2020.

Vessel operating expenses (management fees): Vessel operating expenses for the three month period ended March 31, 2021, increased by $0.8 million, or 3.4%, to $23.0 million, as compared to $22.2 million for the same period in 2020. The increase was due to the increase in the size of our fleet.

General and administrative expenses: General and administrative expenses increased by $0.8 million to $4.9 million for the three month period ended March 31, 2021, as compared to $4.1 million for the three month period ended March 31, 2020. The increase was mainly due to a (i) $0.5 million increase in administrative fees paid to the Navios Shipmanagement Inc., (the “Manager”) due to the increased number of owned and chartered-in vessels in Navios Partners’ fleet; and (ii) $0.4 million increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was mitigated by a $0.1 million decrease in stock plan expenses.

Depreciation and amortization: Depreciation and amortization amounted to $13.1 million for the three month period ended March 31, 2021, as compared to $13.6 million for the three month period ended March 31, 2020. The decrease of $0.5 million was mainly attributable to a: (i) $1.2 million decrease in depreciation expenses of vessels as a result of the impairment recorded in December, 2020; and (ii) $0.4 million decrease due to the sale of one vessel as of December 31, 2020 and three vessels during the three month period ended March 31, 2021. The total decrease was partially mitigated by a (i) $1.0 million increase in depreciation expense due to the addition of seven vessels to our fleet during the year ended December 31, 2020; and (ii) $0.1 million increase due to ballast water and scrubber additions.

Impairment of receivable in affiliated company: Impairment of receivable in affiliated company for the three month period ended March 31, 2020 amounted to $6.9 million, related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II. There was no impairment for the corresponding interim period of March 31, 2021.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended March 31, 2021 decreased by $1.1 million or 15.8% to $5.8 million, as compared to $6.9 million for the three month period ended March 31, 2020. The decrease was mainly due to a decrease of the weighted average interest rate for the three month period ended March 31, 2021 to 3.95% from 5.26% for the same period in 2020..

Interest income: Interest income decreased by $0.1 million to $0.1 million for the three month period ended March 31, 2021, as compared to $0.2 million for the three month period ended March 31, 2020.

Other income: Other income for the three month period ended March 31, 2021 amounted to $0.1 million, as compared to $0.9 million for the three month period ended March 31, 2020.

Other expense: Other expense remained approximately the same for both three month periods ended March 31, 2021 and 2020.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies for the three month period ended March 31, 2021 amounted to $80.8 million as compared to $1.7 million for the three month period ended March 31, 2020. The amount of $80.8 million is the gain from equity in net earnings resulting from remeasurment of existing interest held in Navios Containers. As of March 31, 2021, Navios Partners previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $107.0 million, resulting in revaluation gain of $75.4 million which along with the equity gain of approximately $5.4 million from the operations of Navios Containers upon the closing date aggregate to a gain on acquisition of control in the amount of $80.8 million.

Bargain purchase gain: Bargain purchase gain amounted to $44.1 million for the three month period ended March 31, 2021, resulting from the excess Navios Containers’ fair value of the identifiable assets acquired of $342.7 million over the total purchase price consideration of $298.6 million.

Net income/ (loss): Net income for the three month period ended March 31, 2021 amounted to $136.7 million as compared to $10.7 million net loss for the three month period ended March 31, 2020. The difference of $147.4 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended March 31, 2021 of $12.0 million, as compared to $4.4 million for the three month period ended March 31, 2020. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement, as defined herein. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, and other factors management deems relevant.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company’s common units over a two year period. The program did not require any minimum repurchase or any specific number of common units and could be suspended or reinstated at any time in Navios Partners’ discretion and without notice. Repurchases were subject to restrictions under Navios Partners’ credit facilities. As of March 31, 2021, Navios Partners had repurchased and cancelled 312,952 common units, on a split adjusted basis, for a total cost of approximately $4.5 million. There were no repurchases during the quarter ended March 31, 2021, and the program expired in January 2021.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement (the “Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25.0 million. The Sales Agreement was amended on August 3, 2020 to address the updated shelf registration statement pursuant to which sales are made. As of May 17, 2021, since the commencement of the amended Sales Agreement, Navios Partners has issued 1,286,857 units and received net proceeds of $23.9 million. Pursuant to the issuance of the common units, Navios Partners issued 26,265 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were approximately $0.5 million. As of April 2021, no amounts remained available for sale under the Sales Agreement.

On April 9, 2021, Navios Partners entered into a New Continuous Offering Program Sales Agreement (“New Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $75.0 million. As of May 17, 2021, since the commencement of the New Sales Agreement, Navios Partners has issued 2,437,624 units and received net proceeds of $73.1 million. Pursuant to the issuance of the common units, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were approximately $1.5 million.

Credit Facilities

Navios Partners’ long-term borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of March 31, 2021 and December 31, 2020, total borrowings, net of deferred finance costs amounted to $701.2 million and $486.9 million, respectively. The current portion of long-term borrowings, net amounted to $92.3 million at March 31, 2021 and $201.8 million at December 31, 2020.

Secured credit facilities: As of March 31, 2021, the Company had secured credit facilities with various banks with a total outstanding balance of $468.6 million. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 260 bps to 600 bps per annum. Following the refinancing of the three existing credit facilities, the facilities are repayable in quarterly and semi-annual installments, followed by balloon payments with maturities, ranging from September 2022 to March 2026.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32.0 million (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17.0 million was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15.0 million was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15.1 million. Following this repayment, an amount of $0.1 million was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing BNP Credit Facility, in order to refinance two vessels and replace the existing collateral under the BNP Credit Facility. As of March 31, 2021, the outstanding balance of the BNP Credit Facility was $8.0 million and beared interest at LIBOR plus 300 bps per annum. The facility was repaid in full on May 10, 2021.

On April 28 2021, Navios Partners entered into a new credit facility with BNP PARIBAS for a total amount of $40.0 million to refinance the existing BNP Credit Facility dated June 26, 2017, as amended on April 9, 2019 and to finance the acquisition of two 2012 built 2,782 TEU containerships. On May 10, 2021, the entire amount was drawn under this loan. The new credit facility is repayable in 16 consecutive quarterly installments of $1.4 million each, with a final balloon payment of $17.1 million to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 285 bps per annum.

DVB Credit Facilities: On July 31, 2018, Navios Partners entered into a credit facility with DVB Bank S.E. (the “DVB $44m Credit Facility”) of up to $44.0 million (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17.5 million and $26.5 million were drawn on August 30, 2018. Pursuant to the supplemental letter dated March 30, 2021, the facility is repayable in seven consecutive quarterly installments of $0.8 million each, with a final balloon payment of $30.4 million to be repaid on the last repayment date. The facility matures in the fourth quarter 2022 and bears interest at LIBOR plus 290 bps per annum. As of March 31, 2021, the total outstanding balance of the DVB $44m Credit Facility was $36.0 million. On February 12, 2019, Navios Partners entered into a credit facility with DVB Bank S.E. (the “DVB $66m Credit Facility”) of up to $66.0 million (divided into four tranches) in order to refinance the DVB Credit Facility dated June 28, 2017 and three Capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15.7 million each. On October 10, 2019, Navios Partners drew the two additional tranches of $14.8 million each. Pursuant to the supplemental letter dated March 30, 2021, the facility is repayable in one quarterly installment of $2.2 million and seven consecutive quarterly installments of $1.9 million each, with a final balloon payment of $32.3 million, to be repaid on the last repayment date. As of March 31, 2021, the total outstanding balance of the four tranches of the DVB $66m Credit Facility was $47.6 million. The facility matures in the first quarter of 2023 and bears interest at LIBOR plus 260 bps per annum.

HCOB Credit Facility: On September 26, 2019, Navios Partners entered into a credit facility with Hamburg Commercial Bank AG (the “HCOB Credit Facility”) of up to $140.0 million in order to refinance eight drybulk vessels and five containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140.0 million of HCOB Credit Facility was drawn. As of March 31, 2021, the outstanding balance of the HCOB Credit Facility was $113.0 million and beared interest at LIBOR plus 320 bps per annum.

On May 11, 2021, Navios Partners entered into a credit facility with Hamburg Commercial Bank for a total amount of up to $160.0 million, in order to: (i) refinance its existing HCOB Credit Facility dated September 26, 2019; (ii) refinance the existing credit facility of one dry bulk vessel; and (iii) to partially finance the acquisition of one dry bulk vessel. The facility is repayable in eight consecutive quarterly installments of $6.25 million each and eight consecutive quarterly installments in the amount of $3.75 million each, with a final balloon payment of $80.0 million to be repaid on the last repayment date. The facility matures in the second quarter of 2025, bears interest at LIBOR plus 310 bps per annum and is expected to be drawn during the second quarter of 2021.

CACIB Credit Facilities: On July 4, 2019, Navios Partners entered into a credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “CACIB $52.8m Credit Facility”) of up to $52.8 million (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel, previously included in the Term Loan B collateral package. In August 2019, the three tranches of the CACIB Credit Facility of $36.5 million, in total were drawn. In October 2019, the fourth tranche of the CACIB Credit Facility of $16.3 million was drawn. As of March 31, 2021, the total outstanding balance of the CACIB $52.8m Credit Facility was $43.4 million and is repayable in nine consecutive semi-annual installments of $3.15 million, with a final balloon payment of $15.0 million to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 275 bps per annum.

On September 28, 2020, the Company entered into a credit facility with CACIB, (the “CACIB $33.0m Credit Facility”) of up to $33.0 million in order to finance the acquisition of the two drybulk vessels acquired from Navios Holdings. The facility was drawn in full on September 30, 2020 and bore interest at LIBOR plus 325 bps per annum. The outstanding balance of $32.2 million was repaid in full on March 30, 2021.

On March 23, 2021, Navios Partners entered into a new credit facility with CACIB, (the “CACIB $58.0m Credit Facility”) of $58.0 million in order to refinance the CACIB $33.0m Credit Facility and to partially finance the acquisition of the Navios Centaurus and the Navios Avior. On March 30, 2021, the amount of $58.0 million was drawn under this loan. The CACIB $58.0m Credit Facility matures in the first quarter of 2026 and bears interest at LIBOR plus 300 bps per annum. As of March 31, 2021, the total outstanding balance was $58.0 million, is repayable in two consecutive quarterly installments of $2.0 million each, followed by 18 consecutive quarterly installments of $1.6 million each, together with a final balloon payment of $25.2 million to be repaid on the last repayment date.

NBG Facility: In May 2021, Navios Partners agreed to enter into a new credit facility with National Bak of Greece (the “NBG Credit Facility”) for a total amount of up to $43.0 million, in order to refinance the existing credit facilities of six dry bulk vessels. The new facility will be repayable in four consecutive quarterly installments of $1.5 million each followed by 16 consecutive quarterly installments of $1.25 million each, together with a final balloon payment of $17.0 million to be paid on the last repayment date. The facility is subject to signing of definitive documentation and is expected to mature in the second quarter of 2026 and bears interest at LIBOR plus 300 bps per annum.

DORY Credit Facility: On December 16, 2019, the Company entered into a credit facility with Dory Funding DAC (the “Dory Credit Facility”) of up to $37.0 million in order to finance the acquisition of four drybulk vessels. On January 25, 2021, an amount of $9.5 million was repaid under the facility for the release of one Handy-max vessel and following this, as of March 31, 2021, the total outstanding balance of the Dory Credit Facility was $25.0 million. The facility matures in the third quarter of 2022 and bears interest at LIBOR plus 475 bps per annum for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date. The facility is expected to be refinanced with the NBG Credit Facility and the HCOB Credit Facility dated May 11, 2021.

Hellenic Bank Credit Facilities: On June 25, 2020, the Company entered into a credit facility with Hellenic Bank Public Company Limited (the “Hellenic Credit Facility”) in order to partially refinance the ABN $23.5m Credit Facility, relating to four of the containerships acquired from Navios Europe I, of up to $17.0 million. During the first quarter of 2021, an aggregate amount of $7.9 million was repaid following the release of two vessels from the facility. As of March 31, 2021, the total outstanding balance was $7.8 million and bears interest at LIBOR plus 350 bps per annum. The facility matures in the fourth quarter of 2023 and is repayable in 11 consecutive quarterly installments, the first in the amount of $0.3 million and the following 10 in the amount of $0.33 million each, together with a final balloon payment of $4.2 million to be paid on the last repayment date.

On April 23, 2021, Navios Partners extended the Hellenic Bank Credit facility dated June 25, 2020 for an amount of $8.9 million in order to partially finance the acquisition of one containership from Navios Acquisition. The new facility is repayable in four consecutive quarterly instalments of approximately $0.75 million each, two consecutive quarterly installments of $0.3 million each and nine consecutive quarterly installments of approximately $0.15 million each with a final balloon payment of $3.9 million to be repaid on the last repayment date. The facility matures in the fourth quarter of 2024 and bears interest at LIBOR plus 300 bps per annum. On April 28, 2021, the entire amount was drawn under this loan.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $0.5 million to $0.65 million per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of March 31, 2021, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

Financial Liabilities: In December 2018, the Company entered into two sale and leaseback agreements of $25.0 million in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $0.16 million each, commencing as of December 2018. As of March 31, 2020, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $20.2 million in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6.3 million per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20.0 million, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. On April 11, 2019, the amount of $20.0 million was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $0.19 million each, commencing as of April 2019. As of March 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $17.8 million. The agreement matures in the second quarter of 2029, with a purchase obligation of $6.3 million on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7.5 million, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. On June 28, 2019, the amount of $7.5 million was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $0.18 million each, commencing as of June 2019. As of March 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $4.3 million. The agreement matures in the second quarter of 2022, with a purchase obligation of $2.0 million on the last repayment date.

On July 2, 2019, the Company entered into a new sale and leaseback agreement of $22.0 million, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. The vessel was not derecognized and continues to be depreciated over its useful life and tested for impairment as per the Company’s policy. On July 24, 2019, the amount of $22.0 million was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $0.2 million each, commencing as of July 2019. As of March 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $20.0 million. The agreement matures in the third quarter of 2030, with a purchase obligation of $6.3 million on the last repayment date.

Following the merger with Navios Containers, the following outstanding loans were included as of March 31, 2021 in the Company’s current and non-current liabilities:

ABN AMRO BANK N.V Facility: On December 3, 2018, Navios Containers entered into a facility agreement with ABN AMRO for an amount of up to $50.0 million divided into two tranches: (i) the first tranche is for an amount of up to $41.2 million in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8.8 million in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. Navios Containers drew the entire amount under this facility, net of the loan’s discount of $0.5 million in the fourth quarter of 2018. On June 28, 2019, Navios Containers entered into a supplemental agreement with ABN AMRO, under which Navios Containers made a partial prepayment of the loan in the aggregate amount of $9.4 million and two containerships were released from the facility. The outstanding loan amount as of March 31, 2021 was $18.2 million and is repayable in seven consecutive quarterly installments, in the amount of $1.0 million each, along with a final balloon payment of $10.9 million payable together with the last installment due in December 2022.

BNP Paribas Facility: On June 26, 2019, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $54.0 million to refinance the existing facilities of seven containerships. On June 27, 2019, Navios Containers drew $48.8 million net of loan’s discount of $0.4 million. This loan bears interest at a rate of LIBOR plus 300 bps. As of March 31, 2021, the facility is repayable in 13 consecutive quarterly installments in the amount of $1.7 million each, along with a final balloon payment of $13.5 million payable together with the last installment, falling due on June 2024. As of March 31, 2021, the outstanding loan amount under this facility was $35.6 million and no amounts remain to be drawn.

Financial liabilities: On May 25, 2018, Navios Containers entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd in order to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, Navios Containers completed the sale and leaseback of the first six vessels for $37.5 million. On July 27, 2018 and on August 29, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26.0 million. On November 9, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26.7 million. Navios Containers did not proceed with the sale and leaseback transaction of the four remaining vessels. Navios Containers is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1.1 million each. Navios Containers also has an obligation to purchase the vessels at the end of the fifth year for $45.1 million. As of March 31, 2021, the outstanding balance under this sale and leaseback transaction was $68.5 million.

On March 11, 2020, Navios Containers completed a $119.1 million sale and leaseback transaction with Bank of Communications Financial Leasing Co., Ltd Limited to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Containers drew the entire amount on March 13, 2020, net of discount of $1.2 million. Navios Containers also has an obligation at maturity to purchase: (i) the two 10,000 TEU containerships for $25.5 million in the aggregate; and (ii) the two 8,204 TEU containerships for $18.0 million in the aggregate. The sale and leaseback agreement: (i) is repayable in 24 consecutive quarterly installments of $2.0 million each, in the aggregate, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the two 10,000 TEU containerships; and (ii) is repayable in 16 quarterly installments of: (a) $16,000 per day, in the aggregate, for the first four installments; and (b) $6,907 per day, in the aggregate, for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the two 8,204 TEU containerships. As of March 31, 2021, the outstanding balance under this sale and leaseback transaction was $105.2 million.

Amounts drawn are secured by first priority mortgages on Navios Containers’ vessels. The credit facilities and financial liabilities contain a number of restrictive covenants that limit Navios Containers and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Containers’ vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and financial liabilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

Navios Container’s credit facilities and financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 111% to 140%; (ii) minimum free consolidated liquidity equal to product of $0.5 million and a number of vessels as defined in Navios Container’s credit facilities and financial liabilities; (iii) maintain a ratio of liabilities-to-assets (as defined in Navios Container’s credit facilities and financial liabilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth between $30.0 million and $50.0 million. Among other events, it will be an event of default under Navios Container’s credit facilities and financial liabilities if the financial covenants are not complied with.

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the three month periods ended March 31, 2021 and 2020.

	Three Month Period Ended March 31, 2021 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2020 ($‘000) (unaudited)
Net cash provided by operating activities	$16,177	$20,937
Net cash provided by / (used in) investing activities	5,638	(3,337)
Net cash used in financing activities	(1,163)	(16,855)

Increase in cash, cash equivalents and restricted cash	$20,652	$745

Cash provided by operating activities for the three month period ended March 31, 2021 as compared to the cash provided by operating activities for the three month period ended March 31, 2020

Net cash provided by operating activities decreased by $4.7 million to $16.2 million of cash provided by operating activities for the three month period ended March 31, 2021, as compared to $20.9 million of cash provided by operating activities for the same period in 2020. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was approximately $106.9 million non-cash negative adjustments for the three month period ended March 31, 2021, which consisted mainly of the following adjustments: $13.1 million depreciation and amortization, $0.3 million amortization of operating lease right-of-use asset, $0.1 million equity compensation expense, $0.5 million loss on sale of vessels, $1.3 million amortization and write-off of deferred finance costs and discount, $3.1 million amortization of deferred dry dock and special survey costs, $80.8 million equity in net earnings of affiliates, $44.1 million bargain purchase gain from merger with Navios Containers and $0.4 million non-cash accrued interest income and amortization of deferred revenue.

The net cash outflow resulting from the change in operating assets and liabilities of $13.6 million for the three month period ended March 31, 2021 resulted from a $0.5 million increase in accounts receivable, a $4.7 million increase in prepaid expenses and other current assets, a $0.4 million decrease in accrued expenses, a $11.8 million in payments for dry dock and special survey costs and a $0.3 million decrease in operating lease liabilities short and long term. This was partially mitigated by a $1.4 million increase in accounts payable and a $2.7 million increase in deferred revenue.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was approximately $22.0 million non-cash positive adjustments for the three month period ended March 31, 2020, which consisted mainly of the following adjustments: $13.6 million depreciation and amortization, $6.9 million loss related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II, $0.4 million non-cash accrued interest income and amortization of deferred revenue, $0.2 million amortization of operating lease right-of-use asset, $0.5 million amortization and write-off of deferred finance costs and discount, $2.5 million amortization of deferred dry dock and special survey costs, $1.7 million equity in net earnings of affiliated companies and $0.2 million equity compensation expense.

The net cash inflow resulting from the change in operating assets and liabilities of approximately $9.7 million for the three month period ended March 31, 2020 resulted from a $15.4 million decrease in amounts due from related parties and a $3.5 million increase in amounts due to related parties. These were partially mitigated by a $0.5 million increase in accounts receivable, a $1.5 million increase in prepaid expenses and other current assets, a $0.7 million decrease in accounts payable, a $0.1 million decrease in accrued expenses, a $1.2 million decrease in deferred revenue, a $4.9 million in payments for dry dock and special survey costs and a $0.2 million decrease in operating lease liabilities short and long term.

Cash provided by investing activities for the three month period ended March 31, 2021 as compared to the cash used in investing activities for the three month period ended March 31, 2020

Net cash provided by investing activities for the three month period ended March 31, 2021 amounted to $5.6 million as compared to $3.3 million cash used in investing activities for the three month period ended March 31, 2020.

Cash provided by investing activities of approximately $5.6 million for the three month period ended March 31, 2021 was mainly due to a: (i) $32.7 million of proceeds related to the sale of four vessels; and (ii) $10.3 million cash acquired from Navios Containers following the merger. This was partially mitigated by a $37.3 million related to vessel acquisitions, additions and capitalized expenses for two bareboat charter-in vessels.

Cash used in investing activities of $3.3 million for the three month period ended March 31, 2020 was mainly due to $4.5 million relating to vessels additions, deposits for the option to acquire the two charter-in vessels and capitalized expenses. This was partially mitigated by $1.2 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in financing activities for the three month period ended March 31, 2021 as compared to cash used in financing activities for the three month period ended March 31, 2020

Net cash used in financing activities decreased by $15.7 million to $1.2 million outflow for the three month period ended March 31, 2021, as compared to $16.9 million outflow for the same period in 2020.

Cash used in financing activities of $1.2 million for the three month period ended March 31, 2021 was mainly due to: (i) a payment of a total cash distribution of $0.6 million; (ii) a payment of $0.4 million of deferred finance costs related to the new credit facility; and (iii) loans and financial liabilities repayments of $72.0 million. This total increase was partially mitigated by: (i) $58.0 million of proceeds from the loan drawdown of the CACIB $58m Credit Facility; (ii) $9.7 million proceeds from the issuance of common units and; (iii) $4.1 million proceeds from issuance of general partner units.

Cash used in financing activities of $16.9 million for the three month period ended March 31, 2020 was mainly due to: (i) a payment of a total cash distribution of $3.4 million; and (ii) loans and financial liabilities repayments of $13.5 million.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period Ended March 31, 2021 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2020 ($ ‘000) (unaudited)
Net cash provided by operating activities	$16,177	$20,937
Net increase/ (decrease) in operating assets	16,975	(8,246)
Net increase in operating liabilities	(3,441)	(1,442)
Net interest cost	5,729	6,749
Amortization and write-off of deferred financing cost	(1,290)	(519)
Amortization of operating lease right-of-use asset	(255)	(225)
Non cash accrued interest income and amortization of deferred revenue	393	394
Stock based compensation expense	(118)	(245)
Loss on sale of vessel	(511)	—
Bargain purchase gain	44,053	—
Impairment of receivable in affiliated company	—	(6,900)
Equity in earnings of affiliates, net of dividends received	80,839	1,678

EBITDA(1)	$158,551	$12,181
Equity in net earnings of affiliated companies	(80,839)	—
Bargain purchase gain	(44,053)	—
Impairment of receivable in affiliated company	—	6,900

Adjusted EBITDA(1)	$33,659	$19,081
Cash interest income	1	93
Cash interest paid	(4,675)	(6,153)
Maintenance and replacement capital expenditures	(16,987)	(8,590)

Operating Surplus(2)	$11,998	$4,431

	Three Month Period Ended March 31, 2021 (unaudited)	Three Month Period Ended March 31, 2020 (unaudited)
Net cash provided by operating activities	$16,177	$20,937
Net cash provided by/ (used in) investing activities	$5,638	$(3,337)
Net cash used in financing activities	$(1,163)	$(16,855)

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income/ (loss) attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before impairment losses, equity in net earnings of affiliated companies and bargain purchase gain . Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net decrease/ (increase) in operating assets; (ii) net (decrease)/ increase in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred financing cost; (v) equity in net earnings of affiliated companies; (vi) impairment charges; (vii) non-cash accrued interest income and amortization of deferred revenue; (viii) equity compensation expense; (ix) non-cash accrued interest income from receivable from affiliates; and (x) amortization of operating lease right-of-use asset. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended March 31, 2021 was affected by the accounting effect of: (i) a $44.1 million bargain purchase gain; and (ii) an $80.8 million gain from equity in net earnings of affiliated companies resulting from remeasurment of existing interest held in Navios Container. EBITDA for the three month period ended March 31, 2020 was negatively affected by the accounting effect of a $6.9 million loss related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II. Excluding these items, Adjusted EBITDA increased by $14.6 million to $33.7 million for the three month period ended March 31, 2021, as compared to $19.1 million for the same period in 2020. The increase in Adjusted EBITDA was primarily due to: (i) an approximate $18.6 million increase in time charter and voyage revenues; and (ii) a $0.6 million decrease in time charter voyage expenses. The above increase was partially mitigated by a: (i) $0.8 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $0.8 million increase in general and administrative expenses, mainly due to the increased fleet and an increase in other professional fees; (iii) $0.5 million loss on sale of vessels; (iv) $0.8 million decrease in other income; and (v) $1.7 million decrease in equity in net earnings of affiliated companies.

(2) Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, equity compensation expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions and is a non-GAAP measure. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners’ long-term borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of March 31, 2021 and December 31, 2020, total borrowings, net of deferred finance fees and discount amounted to $701.2 million and $486.9 million, respectively. The current portion of long-term borrowings, net amounted to $92.3 million at March 31, 2021 and $201.8 million at December 31, 2020.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for each of the three month periods ended March 31, 2021 and 2020 amounted to $37.3 million and $4.5 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three month periods ended March 31, 2021 and 2020 were $17.0 million and $8.6 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the Management Agreement. In each of October 2013, August 2014, February 2015, February 2016 and November 2017, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000 through December 31, 2019.

In August 2019, Navios Partners extended the duration of its existing Management Agreement with the Manager until January 1, 2025. Management fees are fixed for two years commencing from January 1, 2020 at: (a) $4,350 daily per Ultra-Handymax Vessel; (b) $4,450 daily per Panamax Vessel; (c) $5,410 daily per Capesize Vessel; and (d) $6,900 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% commencing January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax containerships and following the liquidation of Navios Europe II, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax vessels, As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6,100 daily per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% commencing January 1, 2022 for the remaining period unless agreed otherwise. Drydocking expenses are reimbursed at cost for all vessels.

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2021 will be approximately $68.0 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Acquisitions of Vessels

In April, 2021, Navios Partners agreed to acquire from Navios Acquisition the Ete N, a 2012 built Containership of 2,782 TEU, the Fleur N, a 2012 built Containership of 2,782 TEU and the Spectrum N, a 2009 built Containership of 2,546 TEU. On May 10, 2021, Navios Partners completed the acquisition of these three vessels from Navios Acquistion for an aggregate purchase price of $55.5 million.

In April 2021, Navios Partners agreed to acquire from Navios Holdings a 2011 built Capesize vessel for a purchase price of $28.5 million. The vessel is expected to be delivered into Navios Partners’ fleet during the second quarter of 2021.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

On March 13, 2020, two purported holders of the Navios Containers’ common units commenced a lawsuit in the United States District Court for the Southern District of New York captioned The Mangrove Partners Master Fund, Ltd. et al v. Navios Containers, Case No. 1:20-cv-02290-LJL. In the suit, the plaintiffs allege that Navios Containers breached its limited partnership agreement and the Marshall Islands Limited Partnership Act, in each case based on an alleged refusal by Navios Containers to provide to the plaintiffs certain non-public books and records of Navios Containers. On July 20, 2020, the plaintiffs amended their complaint to add Navios Containers’ CEO as a named defendant, and added two additional causes of actions; one for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and one for common law fraud, and the plaintiffs sought, among other things, damages, fees, expenses, rescission, and an order requiring Navios Containers to furnish the requested records to the plaintiffs. On September 25, 2020, the named defendants moved to dismiss the amended complaint, which resulted in plaintiffs filing a second amended complaint that further added two additional causes of actions (one for fraudulent inducement and one for negligent misrepresentation) and sought the same relief as requested in the first amended complaint. The named defendants moved to dismiss the second amended complaint on January 15, 2021, and briefing was completed on March 2, 2021. Navios Containers believes the plaintiffs’ claims to be entirely without merit and will vigorously defend against these claims.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of March 31, 2021, following the refinancing of three loan facilities in April 2021 (see Note 7 – Borrowings included in the condensed Consolidated Financial Statements) .

	Payments due by period (4)(Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$63,819	$220,209	$175,449	$9,136	$468,613
Financial liabilities(2)	$29,890	$98,865	$49,262	$57,969	$235,986
Operating Lease Obligations (Time Charters) for bareboat charter-in vessels(3) (4)	$5,634	$13,201	$12,819	$28,609	$60,263
Contractual obligations for vessels under construction	$860	—	—	—	$860

Total contractual obligations	$100,203	$332,275	$237,530	$95,714	$765,722

(1)

Represents principal payments and repayments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 2.6% to 6.0% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $15.4 million (less than 1 year), $19.1 million (1-3 years), $7.1 million (3-5 years), $0.1 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of March 31, 2021, timing of scheduled payments and the term of the debt obligations.

(2)

Represents principal payments and repayments on amounts drawn under the financial liabilities and exclude interest payments of $11.3 million (less than 1 year), $16.7 million (1-3 years), $7.3 million (3-5 years) and $5.5 million (more than 5 years).

(3)

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners had agreed to pay in total $5.54 million, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2.77 million was paid during the year ended December 31, 2017 and the second half of $2.77 million was paid during the year ended December 31, 2018, both presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets as of March 31, 2021.

(4)

On October 18, 2019, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, two newbuilding Panamax vessels of approximately 81,000 dwt each, expected to be delivered by the first half of 2021. Navios Partners had agreed to pay in total $12.3 million, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1.4 million was paid during the year ended December 31, 2019, $4.3 million was paid in the first quarter of 2020 and $5.7 million was paid in the third quarter of 2020, all presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets as of March 31, 2021. The remaining amount of $0.9 million will be paid upon the delivery of the vessels.

Navios Partners leases office space in Monaco pursuant to a five year lease agreement dated July 1, 2018 that expires in June 2023, for a monthly rent of approximately $0.01 million.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our Board of Directors elected to suspend distributions on our common units in order to preserve cash and improve our liquidity. In March 2018, the Company’s Board of Directors announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, the Company amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 per unit annually.

Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement could not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Our distribution policy is affected by restrictions on distributions under our credit facilities or other debt instruments. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•

If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company’s board of directors announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 per unit annually. In July 2020, the Company amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 per unit annually.

In April 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2021 of $0.05 per unit. The cash distribution was paid on May 14, 2021 to all unitholders of record as of May 11, 2021. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C. currently holds the incentive distribution rights, but may transfer these rights, provided the transferee agrees to be bound by the terms of the partnership agreement. As of December 31, 2017, the holder of incentive distribution rights may transfer any or all of its Incentive Distribution Rights without unitholder approval.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders, our general partner and the holder of our incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

Related Party Transactions

Vessel operating expenses (management fees): Pursuant to the amended Management Agreement in each of October 2013, August 2014, February 2015, February 2016 and November 2017, the Manager provided commercial and technical management services to Navios Partners’ vessels for a daily fee (excluding drydocking expenses, which were reimbursed at cost by Navios Partners) of: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Containership of TEU 6,800; (e) $7,400 daily rate per Containership of more than TEU 8,000; and (f) $8,750 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover our vessels’ operating expenses, other than certain extraordinary fees and costs.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4,450 daily per Panamax Vessel; (b) $4,350 daily per Ultra-Handymax Vessel; (c) $5,410 daily per Capesize Vessel; and (d) $6,900 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax containerships and following the liquidation of Navios Europe II, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax vessels. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6,100 daily per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

For the three month periods ended March 31, 2021 and 2020, certain extraordinary fees and costs related to vessels’ regulatory requirements including ballast water treatment system installation and exhaust gas cleaning system installation, under the Company’s management agreement amounted to $3.5 million and $0.2 million, respectively, and are presented under “Acquisition of/ additions to vessels and favorable lease terms, net of cash acquired” in the condensed Consolidated Statements of Cash Flow.

Total vessel operating expenses for each of the three month periods ended March 31, 2021 and 2020, amounted to $23.0 million and $22.2 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022. In August 2019, Navios Partners extended the duration of its existing administrative services agreement with the Manager until January 1, 2025, which provide for allocable general and administrative costs.

Total general and administrative expenses charged by the Manager for each of the three month periods ended March 31, 2021 and 2020, amounted to $3.7 million and $3.2 million, respectively.

Balance due from related parties: Balance due from related parties as of each of March 31, 2021 and December 31, 2020 amounted to $5.0 million that consisted of the receivable from the Navios Holdings Guarantee. The outstanding amount was fully repaid in April 2021.

Balance due to related parties: Amounts due to related parties, short-term as of March 31, 2021 and December 31, 2020 were $34.5 million and $36.0 million, respectively, and mainly consisted of payables to the Manager.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million.

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5.0 million. Navios Europe II owned seven container vessels and seven dry bulk vessels. Navios Partners had a net receivable of approximately $17.3 million from Navios Europe II.

As of March 31, 2020, the decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $6.9 million was recognized and included in the accompanying condensed Consolidated Statements of Operations for the three month period ended March 31, 2020, as “Impairment of receivable in affiliated company”. The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of the Navios Europe II Liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56.1 million and working capital balances of $(2.7) million. The acquisition was funded through a new credit facility and cash on hand for total of $36.1 million and the satisfaction of its receivable balances in the amount of approximately $17.3 million representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the Liquidation of Navios Europe II, there was no balance due from Navios Europe II as of March 31, 2021 and December 31, 2020.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter (“N-OTC”) market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement the “Navios Holdings Guarantee” by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. In October 2020, Navios Holdings paid an amount of $5.0 million to Navios Partners. As of    of March 31, 2021 and December 31, 2020, the outstanding claim receivable amounted to $5.0 million. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of March 31, 2021. The outstanding amount was fully repaid in April 2021.

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with Navios Holdings’ Chairman and Chief Executive Officer, Angeliki Frangou.

Acquisition of vessels: On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for a purchase price of $39.3 million, including working capital balances of $(5.8) million.

In April, 2021, Navios Partners agreed to acquire from Navios Acquisition the Ete N, a 2012 built Containership of 2,782 TEU, the Fleur N, a 2012 built Containership of 2,782 TEU and the Spectrum N, a 2009 built Containership of 2,546 TEU. On May 10, 2021, Navios Partners completed the acquisition of these three vessels from Navios Acquistion for an aggregate purchase price of $55.5 million.

In April 2021, Navios Partners agreed to acquire from Navios Holdings a 2011 built Capesize vessel for a purchase price of $28.5 million. The vessel is expected to be delivered into Navios Partners’ fleet during the second quarter of 2021.

As of March 31, 2021, Navios Holdings owns a 12.6% ownership interest in Navios Partners, represented by 2,562,893 common units. The General Partner held a general partner interest of 2.0% represented by 411,953 general partner units.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended March 31, 2021 and 2020, we paid interest on our outstanding debt at a weighted average interest rate of 3.95% and 5.26%, respectively. A 1% increase in LIBOR would have increased our interest expense for each of the three month periods ended March 31, 2021 and 2020 by $1.0 million and $1.1 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the three month period ended March 31, 2021, HMM, Singapore Marine and Cargill, represented approximately 21.5%, 19.4% and 12.2%, respectively, of total revenues. For the three month period ended March 31, 2020, HMM represented approximately 29.2% of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of March 31, 2021, the outstanding claim receivable amounted to $5.0 million. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020. The outstanding amount was fully repaid in April 2021.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2020 Annual Report on Form 20-F.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2020.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 31, 2021.

Change in Registrant’s Certifying Accountant

On April 22, 2021, the Board of Directors of the Company dismissed PricewaterhouseCoopers S.A. (“PwC”) as its independent registered public accounting firm.

The reports of PwC on the Company’s’ consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2020 and 2019, and the subsequent interim period from January 1, 2021 through the date of termination, (i) the Company did not have disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided PwC with a copy of this Form 6-K prior to its filing with the SEC and requested that PwC furnish it with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of PwC’s letter, dated May 18, 2021, is attached as Exhibit 16.1 to this Form 6-K.

On April 22, 2021, the Board of Directors of the Company engaged Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (“Ernst & Young”) as the Company’s new independent registered public accounting firm. In connection with the audits of the Company’s financial statements for each of the fiscal years ended December 31, 2020 and 2019, and through April 22, 2021, neither the Company nor anyone on its behalf has consulted with Ernst & Young on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Exhibit List

Exhibit No.	Exhibit
16.1	Letter from PricewaterhouseCoopers S.A., dated May 18, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: May 18, 2021

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	March 31, 2021 (unaudited)	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	4	$43,532	$19,303
Restricted cash	4	7,848	11,425
Accounts receivable, net		20,359	16,969
Amounts due from related parties	13	5,000	5,000
Prepaid expenses and other current assets		19,640	8,083

Total current assets		96,379	60,780

Vessels, net	5	1,808,908	1,041,138
Other long-term assets	3,12	20,264	18,850
Deferred dry dock and special survey costs, net		45,793	37,045
Investment in affiliates	15	—	26,158
Intangible assets	6	1,709	2,000
Notes receivable, net of current portion	14	8,128	8,013
Operating lease assets	17	13,030	13,285

Total non-current assets		1,897,832	1,146,489

Total assets		$1,994,211	$1,207,269

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$9,730	$6,299
Accrued expenses		6,030	4,781
Deferred revenue	14	6,968	3,185
Operating lease liabilities, current portion	17	1,205	1,173
Amounts due to related parties	13	34,542	35,979
Current portion of financial liabilities, net	7	29,593	6,277
Current portion of long-term debt, net	7	62,680	195,558

Total current liabilities		150,748	253,252

Operating lease liabilities, net	17	11,671	11,980
Unfavorable lease terms	3	224,490	—
Long-term financial liabilities, net	7	205,350	56,481
Long-term debt, net	7	403,554	228,541
Deferred revenue	14	1,907	2,185

Total non-current liabilities		846,972	299,187

Total liabilities		$997,720	$552,439

Commitments and contingencies	12	—	—
Partners’ capital:
Common Unitholders (19,877,573 and 11,345,187 units issued and outstanding at March 31, 2021 and December 31, 2020, respectively)	9	986,839	652,013
General Partner (411,953 and 237,822 units issued and outstanding at March 31, 2021 and December 31, 2020, respectively)	9	9,652	2,817

Total partners’ capital		996,491	654,830

Total liabilities and partners’ capital		$1,994,211	$1,207,269

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Three Month Period Ended March 31, 2021 (unaudited)	Three Month Period Ended March 31, 2020 (unaudited)
Time charter and voyage revenues	10,14	$65,063	$46,490
Time charter and voyage expenses	18	(2,495)	(3,098)
Direct vessel expenses		(3,154)	(2,549)
Vessel operating expenses (management fees entirely through related parties transactions)	13	(22,962)	(22,205)
General and administrative expenses	13	(4,907)	(4,145)
Depreciation and amortization	5,6	(13,087)	(13,637)
Loss on sale of vessels	5	(511)	—
Impairment of receivable in affiliated company	13	—	(6,900)
Interest expense and finance cost, net		(5,844)	(6,944)
Interest income		115	195
Other income	17	105	904
Other expense		(536)	(513)
Equity in net earnings of affiliated companies	3,15	80,839	1,678
Bargain purchase gain	3	44,053	—

Net income/ (loss)		$136,679	$(10,724)

Earnings / (loss) per unit (see note 16):

	Notes	Three Month Period Ended March 31, 2021 (unaudited)	Three Month Period Ended March 31, 2020 (unaudited)
Earnings / (loss) per unit:
Earnings / (loss) per common unit, basic:		$11.78	$(0.97)
Earnings / (loss) per common unit, diluted		$11.69	$(0.97)

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Three Month Period Ended March 31, 2021(unaudited)	Three Month Period Ended March 31, 2020 (unaudited)
OPERATING ACTIVITIES:
Net income/ (loss)		$136,679	$(10,724)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,6	13,087	13,637
Impairment of receivable in affiliated company	13	—	6,900
Non cash accrued interest income and amortization of deferred revenue	14	(393)	(394)
Amortization of operating lease right-of-use asset	17	255	225
Amortization and write-off of deferred finance costs and discount		1,290	519
Amortization of deferred dry dock and special survey costs		3,056	2,519
Loss on sale of vessel	5	511	—
Bargain purchase gain	15	(44,053)	—
Equity in net earnings of affiliated companies	15	(80,839)	(1,678)
Stock-based compensation	9	118	245
Changes in operating assets and liabilities:
Net increase in accounts receivable		(510)	(537)
Net increase in prepaid expenses and other current assets		(4,660)	(1,462)
Net increase / (decrease) in accounts payable		1,381	(741)
Net decrease in accrued expenses		(372)	(85)
Net increase/ (decrease) in deferred revenue		2,681	(1,198)
Net increase in amounts due from related parties	13	—	15,410
Net (decrease)/ increase in amounts due to related parties	13	28	3,466
Payments for dry dock and special survey costs		(11,805)	(4,917)
Operating lease liabilities short and long-term	17	(277)	(248)

Net cash provided by operating activities		16,177	20,937
INVESTING ACTIVITIES:
Sale of vessels	5	32,692	—
Deposit for option to acquire vessel		(315)	(4,285)
Cash acquired from merger with Navios Containers	3,4	10,282	—
Acquisition of/ additions to vessels and favorable lease terms, net of cash acquired	5	(37,021)	(224)
Repayments of notes receivable	14	—	1,172

Net cash provided by / (used in) investing activities		5,638	(3,337)
FINANCING ACTIVITIES:
Cash distributions paid	16	(579)	(3,365)
Net proceeds from issuance of general partner units	9	4,114	—
Net proceeds from issuance of common units		9,705	—
Repayment of long-term debt and financial liabilities	7	(72,003)	(13,483)
Payments of deferred finance costs		(400)	(7)
Proceeds from long term borrowing	9	58,000	—

Net cash used in financing activities		(1,163)	(16,855)
Increase in cash, cash equivalents and restricted cash		20,652	745
Cash, cash equivalents and restricted cash, beginning of period		30,728	30,402

Cash, cash equivalents and restricted cash, end of period		$51,380	$31,147

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Three Month Period Ended March 31, 2021 (unaudited)	Three Month Period Ended March 31, 2020 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$4,675	$6,153
Non cash financing activities
Stock-based compensation	$118	$245
Non cash investing activities
Acquisition of vessels	$(5,766)	—

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2020	237,822	$2,817	11,345,187	$652,013	$654,830

Cash distribution paid ($0.05 per unit—see Note 16)	—	(12)	—	(567)	(579)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	8,142	203	398,934	9,705	9,908
Units issued for the acquisition of Navios Containers, net of expenses (see Note 9)	165,989	3,911	8,133,452	191,624	195,535
Stock based compensation (see Note 9)	—	—	—	118	118
Net income	—	2,733	—	133,946	136,679
Balance, March 31, 2021	411,953	$9,652	19,877,573	$986,839	$996,491

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2019	230,524	$4,299	10,987,679	$723,720	$728,019

Cash distribution paid ($0.30 per unit—see Note 16)	—	(69)	—	(3,296)	(3,365)
Stock based compensation (see Note 9)	—	—	—	245	245
Net loss	—	(213)	—	(10,511)	(10,724)
Balance, March 31, 2020	230,524	$4,017	10,987,679	$710,158	$714,175

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C., a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners. Currently, the Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) and holds a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with the Company’s Chairman and Chief Executive Officer.

As of March 31, 2021, there were 19,877,573 outstanding common units and 411,953 general partnership units. Navios Holdings currently owns a 12.6% ownership interest in Navios Partners and the General Partner holds the general partner interest of 2.0%.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partner’s capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2020 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”). Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(b)Principles of consolidation: The accompanying condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, and Liberia from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

The accompanying interim condensed consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2021	2020
Libra Shipping Enterprises Corporation(1)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Felicity Shipping Corporation(2)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Gemini Shipping Corporation(3)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Galaxy Shipping Corporation(4)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Palermo Shipping S.A.(5)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 03/31	1/01 – 03/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Golem Navigation Limited(13)	Navios Soleil	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 03/31	1/01 – 03/31

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2021	2020
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Dune Shipping Corp.(6)	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Oceanus Shipping Corporation(7),(19)	Castor N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cronus Shipping Corporation(7)	Protostar N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Leto Shipping Corporation(7),(17)	Esperanza N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Dionysus Shipping Corporation(7)	Harmony N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Prometheus Shipping Corporation(7),(18)	Solar N	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Camelia Shipping Inc.(8)	Navios Camelia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Anthos Shipping Inc.(8)	Navios Anthos	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Azalea Shipping Inc.(8)	Navios Azalea	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Amaryllis Shipping Inc.(8)	Navios Amaryllis	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 03/31	—
Wenge Shipping Corporation(14),(20)	Joie N	Marshall Is.	1/01 – 03/31	—
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 03/31	—
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 03/31	—
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 03/31	—
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 03/31	—
Rondine Management Corp. (15)	Navios Victory	Marshall Is.	1/01 – 03/31	—
Solagne Shipping Ltd. (16)	Navios Avior	Marshall Is.	3/30 – 03/31	—
Mandora Shipping Ltd. (16)	Navios Centaurus	Marshall Is.	3/30 – 03/31	—
Olympia II Navigation Limited	Navios Domino	Marshall Is.	3/31 – 03/31	—
Pingel Navigation Limited	Navios Delight	Marshall Is.	3/31 – 03/31	—
Ebba Navigation Limited	Navios Destiny	Marshall Is.	3/31 – 03/31	—
Clan Navigation Limited	Navios Devotion	Marshall Is.	3/31 – 03/31	—
Sui An Navigation Limited(23)	Navios Dedication	Marshall Is.	3/31 – 03/31	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	3/31 – 03/31	—
Silvanus Marine Company	Navios Summer	Marshall Is.	3/31 – 03/31	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	3/31 – 03/31	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	3/31 – 03/31	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	3/31 – 03/31	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	3/31 – 03/31	—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Company name	Vessel name	Country of incorporation	2021	2020
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	3/31 – 03/31	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	3/31 – 03/31	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	3/31 – 03/31	—
Theros Ventures Limited	Navios Lapis	Marshall Is.	3/31 – 03/31	—
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	3/31 – 03/31	—
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	3/31 – 03/31	—
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	3/31 – 03/31	—
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	3/31 – 03/31	—
Thetida Marine Co.	Navios Magnolia	Marshall Is.	3/31 – 03/31	—
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	3/31 – 03/31	—
Peran Maritime Inc.	Navios Felicitas	Marshall Is.	3/31 – 03/31	—
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	3/31 – 03/31	—
Fairy Shipping Corporation	Navios Utmost	Marshall Is.	3/31 – 03/31	—
Limestone Shipping Corporation	Navios Unite	Marshall Is.	3/31 – 03/31	—
Crayon Shipping Ltd	Navios Miami	Marshall Is.	3/31 – 03/31	—
Chernava Marine Corp.	Bahamas	Marshall Is.	3/31 – 03/31	—
Proteus Shiptrade S.A	Bermuda	Marshall Is.	3/31 – 03/31	—
Vythos Marine Corp.	Navios Constellation	Marshall Is.	3/31 – 03/31	—
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 03/31	1/01 – 03/31
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 03/31	1/01 – 03/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 03/31	1/01 – 03/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	3/31 – 03/31	—
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	3/31 – 03/31	—
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	3/31 – 03/31	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	3/31 – 03/31	—
Iliada Shipping S.A.	Operating Company	Marshall Is.	3/31 – 03/31	—
Vinetree Marine Company	Operating Company	Marshall Is.	3/31 – 03/31	—
Afros Maritime Inc.	Operating Company	Marshall Is.	3/31 – 03/31	—
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Bato Marine Corp. (21)	TBN 1	Marshall Is.	3/05 – 03/31	—
Agron Navigation Company(21)	TBN 2	Marshall Is.	3/05 – 03/31	—
Teuta Maritime S.A. (21)	TBN 3	Marshall Is.	3/05 – 03/31	—
Artala Shipping Co. (22)	TBN 5	Marshall Is.	3/05 – 03/31	—
Ambracia Navigation Company(21)	TBN 4	Marshall Is.	3/05 – 03/31	—
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	3/05 – 03/31	—

(1)	The vessel was sold on December 14, 2018.
(2)	The vessel was sold on December 4, 2018.
(3)	The vessel was sold on December 21, 2017.
(4)	The vessel was sold on April 23, 2019.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(5)	The vessel was sold on April 21, 2017.
(6)	The vessel was sold on January 12, 2017.
(7)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I.
(8)	The vessels were acquired on December 16, 2019.
(9)	The vessel was delivered on July 24, 2019 (see Note 17 - Leases).
(10)	The vessels are expected to be delivered by first half of 2021 (see Note 12 - Commitments and Contingencies).
(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(12)	Vessels under the sale and leaseback transaction (see Note 17 - Leases).
(13)	The vessel was sold on December 10, 2020 (see Note 5 – Vessels, net).
(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 5 - Vessels, net).
(15)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 5 - Vessels, net).
(16)	The vessels were acquired on March 30, 2021, from Navios Holdings (see Note 5 – Vessels, net).
(17)	The vessel was sold on January 13, 2021(see Note 5 – Vessels, net).
(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net).
(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net).
(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net).
(21)	Expected to be delivered by the second half of 2022.
(22)	Expected to be delivered in the second quarter of 2023.
(23)	The vessel is subject to sale and the sale is expected to be completed in the second quarter of 2021.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate. For the three month period ended March 31, 2020, the amount of $6,900 was recognized as Impairment of receivable in affiliated company, related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II.

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (ownership interest as of March 31, 2020 was 33.5%), following the completion of the merger, as of March 31, 2021 Navios Containers was acquired by Navios Partners and ownership was 100%; and (ii) Navios Europe II and its subsidiaries ownership interest as of March 31, 2020 was 5.0% through the date of its liquidation on June 29, 2020 (see Note 3 – Acquisition of Navios Containers).

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 “Revenue from Contracts with Customers” using the modified retrospective approach. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering of vessels amounted to $62,499 and $45,649 for the three month periods ended March 31, 2021 and 2020, respectively.

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo). Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $1,220 and $0 for the three month periods ended March 31, 2021 and 2020, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $1,344 and $841 for the three month periods ended March 31, 2021 and 2020, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. There was no profit sharing revenue for each of the three month periods ended March 31, 2021 and 2020.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2020.

NOTE 3– ACQUISITION OF NAVIOS CONTAINERS

On March 31, 2021, Navios Partners completed the merger contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 31, 2020, by and among Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“Navios Containers”) and Navios Maritime Containers GP LLC, Navios Containers’ general partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership. As a result of the Merger, Navios Containers became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners.

Navios Partners accounted for the merger “as a business combination achieved in stages,” which results in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers was remeasured to its fair value at March 31, 2021, the date the controlling interest was acquired and the resulting gain was recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction was allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the merger. The purchase price allocation is subject to finalization of Navios Partners valuation of the assets acquired and liabilities assumed. The excess of the fair value of the identifiable net assets acquired of $342,674 over the total purchase price consideration of $298,621, resulted in a bargain purchase gain of $44,053. The transaction resulted in a bargain purchase gain as a result of the share price of Navios Containers trading at a discount to their net asset value (“NAV”).

As of March 31, 2021, Navios Partners previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $106,997, resulting in revaluation gain of $75,387 which along with the equity gain of $5,452 from the operations of Navios Containers upon the closing date aggregate to a gain on acquisition of control in the amount of $80,839 and is presented in, “Equity in net earnings of affiliated companies”, in the accompanying condensed consolidated Statement of Operations. The acquisition of the remaining non-controlling interest of 64.3% through the issuance of newly issued common units in Navios Partners was recorded at a fair value of $191,624 on the basis of 8,133,452 common units issued at a closing price per common unit of $23.56 as of the closing date of the Merger.

The results of operations of Navios Containers are not included in Navios Partners’ condensed consolidated statements of operations since the Merger was completed on March 31, 2021 and will be included in Navios Partners’ consolidated statements of operations commencing on April 1, 2021

Transaction costs amounted to $101 and have been expensed in the condensed consolidated statement of operations within the caption “General and administrative expenses”.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

If the acquisition had been consummated as of January 1, 2020, Navios Partners’ pro-forma revenues and net income for the three months period ended March 31, 2021 would have been $108,826 and $40,448, respectively, and for the three months period ended March 31, 2020 would have been $86,751 and $37,599, respectively. These pro-forma results do not include non-recurring items directly related to the business acquisition as follows: (a) the gain on remeasurment of the previously held interest on Navios Containers and the equity gain from the operations of Navios Containers upon the closing date in the amount of $80,839; and (b) the bargain purchase gain in the amount of $44,053. The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred at the beginning of the period presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

The following table summarizes the consideration exchanged and the fair value of assets acquired and liabilities assumed on March 31, 2021:

Purchase price:
Fair value of previously held interest (35.7%)	$106,997
Equity issuance (8,133,452 Navios Partners units * $23.56)	191,624
Total purchase price	298,621
Fair value of assets and liabilities acquired:
Vessels	770,981
Current assets (including cash of $10,282)	29,033
Unfavourable lease terms	(224,490)
Long term debt assumed (including current portion)	(227,434)
Current liabilities	(5,416)
Fair value of net assets acquired	342,674
Bargain purchase gain	$44,053

The acquired intangible, listed below, as determined at the acquisition date and are amortized under the straight line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six	Total
Time charters with unfavorable lease terms	$126,710	52,501	20,431	12,462	11,445	941	$224,490

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives are 2.6 years for time charters with favorable terms.

The following is a summary of the acquired identifiable intangible liability:

Gross Amount
Description
Unfavorable lease terms	$(224,490)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents and restricted cash consist of the following:

	March 31, 2021	December 31, 2020
Cash and cash equivalents	$43,532	$19,303
Restricted cash	7,848	11,425

Total cash and cash equivalents and restricted cash	$51,380	$30,728

Included in cash and cash equivalents, are $10,282 cash and cash equivalents acquired from Navios Containers. Restricted cash amounted to $7,848 and relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners’ credit facilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$1,370,756	$(308,498)	$1,062,258
Additions	110,416	(54,884)	55,532
Disposals	(5,233)	158	(5,075)
Vessel impairment losses	(161,199)	89,622	(71,577)

Balance December 31, 2020	$1,314,740	$(273,602)	$1,041,138

Additions	813,768	(12,795)	800,973
Disposals	(33,979)	776	(33,203)

Balance March 31, 2021	$2,094,529	$(285,621)	$1,808,908

During the three month periods ended March 31, 2021 and 2020, the Company capitalized certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $3,467 and $224, respectively (see Note 13—Transactions with related parties and affiliates).

Acquisition of Vessels

2021

Following the completion of the Merger with Navios Containers on March 31, 2021, the 29-vessel fleet of Navios Containers is included in Navios Partners owned fleet (see Note 3 —Acquisition of Navios Containers).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for a purchase price of $39,250 (see Note 13- Transactions with related parties and affiliates). The acquisition of the vessels was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels. Management accounted for each acquisition as an asset acquisition under ASC 805.

2020

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000 (see Note 13 — Transactions with related parties and affiliates).

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56,050 in total, following the liquidation of Navios Europe II (see Note 13 — Transactions with related parties and affiliates).

Sale of Vessels

2021

On March 25, 2021, the Company sold the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sale price of $8,190.

On February 10, 2021, the Company sold the Castor N, a 2007-built Containership of 3,091 TEU to an unrelated third party for a net sale price of $8,869.

On January 28, 2021, the Company sold the Solar N, a 2006-built Containership of 3,398 TEU to an unrelated third party for a net sale price of $11,074.

On January 13, 2021, the Company sold the Esperanza N, a 2008-built Containership of 2,007 TEU to an unrelated third party for a net sale price of $4,559.

Following the sale of the vessels during the period ended March 31, 2021, the aggregate amount of $511, was presented under the caption “Loss on Sale of vessels” in the condensed Consolidated Statements of Operations.

2020

On December 10, 2020, Navios Partners sold the Navios Soleil to an unrelated third party for a net sale price of $8,183. Following the impairment loss of $9,980, recognized as of December 31, 2020, no loss on sale occurred upon the sale of the vessel

NOTE 6 – INTANGIBLE ASSETS AND LIABILITIESS

Intangible assets as of March 31, 2021 and December 31, 2020 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2020	$83,716	$(81,716)	$2,000
Amortization for the period	—	(291)	(291)

Favorable lease terms March 31, 2021	$83,716	$(82,007)	$1,709

Amortization expense of favorable lease terms for each of the periods ended March 31, 2021 and 2020 is presented in the following table:

	Three Month Period Ended
	March 31, 2021	March 31, 2020
Favorable lease terms	$(291)	$(291)

Total	$(291)	$(291)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The aggregate amortization of the intangibles for the 12-month periods ending March 31 is estimated to be as follows:

Period ending March 31,	Amount
2022	1,166
2023	543

Total	$1,709

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero.

Intangible liabilities as of March 31, 2021 and December 31, 2020 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2020	—	—	—
Additions	224,490	—	224,490

Unfavorable lease terms March 31, 2021	$224,490	—	$224,490

There was no amortization income of unfavorable lease terms for each of the periods ended March 31, 2021 and 2020.

The aggregate amortization of the intangibles for the 12-month periods ending March 31 is estimated to be as follows:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six	Total
Time charters with unfavorable lease terms	$126,710	52,501	20,431	12,462	11,445	941	$224,490

Intangible liabilities subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 2.6 years for the remaining favorable lease terms, at inception.

NOTE 7 – BORROWINGS

Borrowings as of March 31, 2021 and December 31, 2020 consisted of the following:

	March 31, 2021	December 31, 2020
Credit facilities	468,613	427,287
Financial liabilities	235,986	63,882

Total borrowings	$704,599	$491,169
Less: Current portion of long-term borrowings, net	(92,273)	(201,835)
Less: Deferred finance costs, net	(3,422)	(4,312)

Long-term borrowings, net of current portion and deferred finance costs	$608,904	$285,022

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of March 31, 2021, the total borrowings, net of deferred finance fees under the Navios Partners’ credit facilities were $701,177.

Secured credit facilities: As of March 31, 2021, the Company had secured credit facilities with various banks with a total outstanding balance of $468,613. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 260 bps to 600 bps per annum. Following the refinancing of the three existing credit facilities, the facilities are repayable in quarterly and semi-annual installments, followed by balloon payments with maturities, ranging from September 2022 to March 2026. See also the maturity table included below.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a credit facility with BNP PARIBAS (the “BNP Credit Facility”) of up to $32,000 (divided into two tranches) in order to partially finance the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of BNP Credit Facility of $17,000 was drawn. On July 18, 2017, the second tranche of BNP Credit Facility of $15,000 was drawn. On December 13, 2018, Navios Partners repaid the outstanding balance of the first tranche in the amount of $15,070. Following this repayment, an amount of $117 was written-off from the deferred finance fees. On April 9, 2019, Navios Partners amended the existing BNP Credit Facility, in order to refinance two vessels and replace the existing collateral under the BNP Credit Facility. As of March 31, 2021, the outstanding balance of the BNP Credit Facility was $7,946 and is repayable in two consecutive quarterly installments of $569 each, with a final balloon payment of $6,808 to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

DVB Credit Facilities: On July 31, 2018, Navios Partners entered into a credit facility with DVB Bank S.E. (the “DVB $44m Credit Facility”) of up to $44,000 (divided into two tranches) in order to finance the acquisition of the Navios Sphera and the Navios Mars. The amounts of $17,500 and $26,500 were drawn on August 30, 2018. Pursuant to the supplemental letter dated March 30, 2021, the facility is repayable in seven consecutive quarterly installments of $797.5 each, with a final balloon payment of $30,443 to be repaid on the last repayment date. The facility matures in the fourth quarter 2022 and bears interest at LIBOR plus 290 bps per annum. As of March 31, 2021, the total outstanding balance of the DVB $44m Credit Facility was $36,025.

On February 12, 2019, Navios Partners entered into a credit facility with DVB Bank S.E. (the “DVB $66m Credit Facility”) of up to $66,000 (divided into four tranches) in order to refinance the DVB Credit Facility dated June 28, 2017 and three capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15,675 each. On October 10, 2019, Navios Partners drew the two additional tranches of $14,820 each. Pursuant to the supplemental letter dated March 30, 2021, the facility is repayable in one quarterly installment of $2,243 and seven consecutive quarterly installments of $1,859 each, with a final balloon payment of $32,297, to be repaid on the last repayment date. As of March 31, 2021, the total outstanding balance of the four tranches of the DVB $66m Credit Facility was $47,554. The facility matures in the first quarter of 2023 and bears interest at LIBOR plus 260 bps per annum.

HCOB Credit Facility: On September 26, 2019, Navios Partners entered into a credit facility with Hamburg Commercial Bank AG (the “HCOB Credit Facility”) of up to $140,000 in order to refinance eight drybulk vessels and five containerships, previously included in the Term Loan B collateral package. On October 10, 2019, the amount of $140,000 of HCOB Credit Facility was drawn. As of March 31, 2021, the outstanding balance of the HCOB Credit Facility was $113,125 and is repayable in three consecutive quarterly installments of $5,375 each, with a final balloon payment of $97,000 to be repaid on the last repayment date. The facility matures in the third quarter of 2021 and bears interest at LIBOR plus 320 bps per annum.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

CACIB Credit Facilities: On July 4, 2019, Navios Partners entered into a credit facility with Credit Agricole Corporate and Investment Bank (“CACIB”), (the “CACIB $52.8m Credit Facility”) of up to $52,800 (divided into four tranches) in order to refinance three Capesize vessels and one Panamax vessel, previously included in the Term Loan B collateral package. In August 2019, the three tranches of the CACIB Credit Facility of $36,516, in total were drawn. In October 2019, the fourth tranche of the CACIB Credit Facility of $16,284 was drawn. As of March 31, 2021, the total outstanding balance of the CACIB $52.8m Credit Facility was $43,350 and is repayable in nine consecutive semi-annual installments of $3,150 each, with a final balloon payment of $15,000 to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 275 bps per annum.

On September 28, 2020, the Company entered into a credit facility with CACIB, (the “CACIB $33.0m Credit Facility”) of up to $33,000 in order to finance the acquisition of the two drybulk vessels acquired from Navios Maritime Holdings. The facility was drawn in full on September 30, 2020 and bore interest at LIBOR plus 325 bps per annum. The outstanding balance of $32,200 was repaid in full on March 30, 2021.

On March 23, 2021, Navios Partners entered into a new credit facility with CACIB, (the “CACIB $58.0m Credit Facility”) of $58,000 in order to refinance the CACIB $33.0m Credit Facility and to partially finance the acquisition of the Navios Centaurus and the Navios Avior. On March 30, 2021, the amount of $58,000 was drawn under this loan, net of the loan’s discount of $400. As of March 31, 2021, the total outstanding balance was $58,000, is repayable in two consecutive quarterly installments of $2,000 each, followed by 18 consecutive quarterly installments of $1,600 each, together with a final balloon payment of $25,200 to be repaid on the last repayment date. The facility matures in the first quarter of 2026 and bears interest at LIBOR plus 300 bps per annum.

DORY Credit Facility: On December 16, 2019, the Company entered into a credit facility with Dory Funding DAC (the “Dory Credit Facility”) of up to $37,000 in order to finance the acquisition of four drybulk vessels. On January 25, 2021, an amount of $9,542 was repaid under the facility for the release of one Handy-max vessel and following this, as of March 31, 2021, the total outstanding balance of the Dory Credit Facility was $24,975 and is repayable in five consecutive quarterly installments of $675, with a final balloon payment of $21,600 to be repaid on the last repayment date. The facility matures in the third quarter of 2022 and bears interest at LIBOR plus 475 bps per annum for the first twelve-month period after the utilization date, 600 bps for the following twelve-month period and 700 bps for the period commencing 24 months after the utilization date through the termination date.

Hellenic Bank Credit Facility: On June 25, 2020, the Company entered into a credit facility with Hellenic Bank Public Company Limited (the “Hellenic Credit Facility”) in order to partially refinance the ABN $23.5m Credit Facility, relating to four of the containerships acquired from Navios Europe I, of up to $17,000. During the first quarter of 2021, an aggregate amount of $7,893 was repaid following the release of two vessels from the facility. As of March 31, 2021, the total outstanding balance was $7,792 and bears interest at LIBOR plus 350 bps per annum. The facility matures in the fourth quarter of 2023 and is repayable in 11 consecutive quarterly installments, the first in the amount of $260 and the following 10 in the amount of $333 each, together with a final balloon payment of $4,199 to be paid on the last repayment date.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $500,000 to $650,000 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth of $135,000.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of March 31, 2021, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

Financial Liabilities: In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $161 and $155 each, respectively, commencing as of December 2018. As of March 31, 2021, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $20,246 in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6,300 per vessel on the last repayment date.

On April 5, 2019, the Company entered into a new sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On April 11, 2019, the amount of $20,000 was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $190 each, commencing as of April 2019. As of March 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $17,764. The agreement matures in the second quarter of 2029, with a purchase obligation of $6,300 on the last repayment date.

On June 7, 2019, the Company entered into a new sale and leaseback agreement of $7,500, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On June 28, 2019, the amount of $7,500 was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $178 each, commencing as of June 2019. As of March 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $4,260. The agreement matures in the second quarter of 2022, with a purchase obligation of $2,000 on the last repayment date.

On July 2, 2019, the Company entered into a new sale and leaseback agreement of $22,000, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On July 24, 2019, the amount of $22,000 was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $198 each, commencing as of July 2019. As of March 31, 2021, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $20,030. The agreement matures in the third quarter of 2030, with a purchase obligation of $6,300 on the last repayment date.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Financial Liabilities have no financial covenants.

Following the merger with Navios Containers, the following outstanding loans were included as of March 31, 2021 to the Company’s current and non-current liabilities:

Navios Containers credit facilities	March 31, 2021
ABN AMRO Bank N.V. $50.0 m facility	$18,200
BNP Paribas $54.0 m facility	35,547

Total loans	$53,747
Minsheng Financial Leasing Co. Ltd Financial liability	68,509
Bank of Communications Financial Leasing Co., Ltd Limited Financial liability	105,178

Total borrowings	$227,434

ABN AMRO BANK N.V Facility: On December 3, 2018, Navios Containers entered into a facility agreement with ABN AMRO for an amount of up to $50,000 divided into two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. Navios Containers drew the entire amount under this facility, net of the loan’s discount of $500 in the fourth quarter of 2018. On June 28, 2019, Navios Containers entered into a supplemental agreement with ABN AMRO, under which Navios Containers made a partial prepayment of the loan in the aggregate amount of $9,400 and two containerships were released from the facility. The outstanding loan amount as of March 31, 2021 was $18,200 and is repayable in sevenquarterly installments, in the amount of $1,050 each, along with a final balloon payment of $10,850 payable together with the last installment due in December 2022.

BNP Paribas Facility: On June 26, 2019, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $54,000 to refinance the existing facilities of seven containerships. On June 27, 2019, Navios Containers drew $48,750 net of loan’s discount of $405. This loan bears interest at a rate of LIBOR plus 300 bps. As of March 31, 2021 the facility is repayable in 13 quarterly installments in the amount of $1,693 each, along with a final balloon payment of $13,542 payable together with the last installment, falling due on June 2024. As of March 31, 2021, the outstanding loan amount under this facility was $35,547 and no amount remains to be drawn.

Financial liabilities: On May 25, 2018, Navios Containers entered into a $119,000 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd in order to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, Navios Containers completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018, Navios Containers completed the sale and leaseback of four additional vessels for $26,700. Navios Containers did not proceed with the sale and leaseback transaction of the four remaining vessels. Navios Containers is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1,097 each. Navios Containers also has an obligation to purchase the vessels at the end of the fifth year for $45,100. As of March 31, 2021, the outstanding balance under this sale and leaseback transaction was $68,509.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 11, 2020, Navios Containers completed a $119,060 sale and leaseback transaction with Bank of Communications Financial Leasing Co., Ltd Limited to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. Navios Containers drew the entire amount on March 13, 2020, net of discount of $1,191. Navios Containers also has an obligation at maturity to purchase: (i) the two 10,000 TEU containerships for $25,500 in the aggregate; and (ii) the two 8,204 TEU containerships for $18,000 in the aggregate. The sale and leaseback agreement: (i) is repayable in 24 quarterly installments of $2,010 each, in the aggregate, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the two 10,000 TEU containerships; and (ii) is repayable in 16 quarterly installments of: (a) $16.0 per day, in the aggregate, for the first four installments; and (b) $6.9 per day, in the aggregate, for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the two 8,204 TEU containerships. As of March 31, 2021, the outstanding balance under this sale and leaseback transaction was $105,178.

Amounts drawn are secured by first priority mortgages on Navios Containers’ vessels. The credit facilities and financial liabilities contain a number of restrictive covenants that limit Navios Containers and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Containers’ vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and financial liabilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

Navios Container’s credit facilities and financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 111% to 140%; (ii) minimum free consolidated liquidity equal to product of $500 and a number of vessels as defined in Navios Container’s credit facilities and financial liabilities; (iii) maintain a ratio of liabilities-to-assets (as defined in Navios Container’s credit facilities and financial liabilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth between $30,000 and $50,000. Among other events, it will be an event of default under Navios Container’s credit facilities and financial liabilities if the financial covenants are not complied with.

On April 28 2021, Navios Partners entered into new credit facility with BNP PARIBAS for a total amount of $40,000 to refinance the existing BNP Credit Facility dated June 26, 2017, as amended on April 9, 2019 and to finance the acquisition of two 2012 built 2,782 TEU containerships. . On May 10, 2021, the entire amount was drawn under this loan. The new credit facility is repayable in 16 consecutive quarterly installments of $1,429 each, with a final balloon payment of $17,140 to be repaid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at LIBOR plus 285 bps per annum.

On May 11, 2021, Navios Partners entered into a new credit facility with Hamburg Commercial Bank for a total amount of up to $160,000, in order to: (i) refinance its existing HCOB Credit Facility dated September 26, 2019; (ii) refinance the existing facility of one dry bulk vessel; and (iii) to partially finance the acquisition of one dry bulk vessel. The facility is repayable in eight consecutive quarterly installments of $6,250 each and eight consecutive quarterly installments in the amount of $3,750 each, with a final balloon payment of $80,000 to be repaid on the last repayment date. The facility matures in the second quarter of 2025, bears interest at LIBOR plus 310 bps per annum and is expected to be drawn during the second quarter of 2021.

In May 2021, Navios Partners agreed to enter into a new credit facility with National Bak of Greece (the “NBG Credit Facility”) for a total amount of up to $43,000, in order to refinance the existing credit facilities of six dry bulk vessels. The new facility will be repayable in four consecutive quarterly installments of $1,500 each followed by 16 consecutive quarterly installments of $1,250 each, together with a final balloon payment of $17,000 to be paid on the last repayment date. The facility is subject to signing of definitive documentation and is expected to mature in the second quarter of 2026 and bears interest at LIBOR plus 300 bps per annum.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the refinancing of the three existing credit facilities, an aggregate amount of $126,235 has been classified under the caption “Long-term debt, net” in the condensed Consolidated Balance Sheets as of March 31, 2021.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of March 31, 2021 based on the repayment schedules of the respective credit facilities and financial liabilities (as described above).

Period ending March 31,	Amount
2022	$93,709
2023	186,913
2024	132,161
2025	98,548
2026 and thereafter	193,268

Total	$704,599

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Notes receivable, net of current portion: The carrying amount of the fixed rate notes receivable approximate its fair value.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these payables.

Long-term borrowings, net: The book value has been adjusted to reflect the net presentation of deferred finance fees. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance fees.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	March 31, 2021		December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$43,532	$43,532	$19,303	$19,303
Restricted cash	$7,848	$7,848	$11,425	$11,425
Amounts due from related parties, short-term	$5,000	$5,000	$5,000	$5,000
Notes receivable, net of current portion	$8,128	$8,128	$8,013	$8,013
Amounts due to related parties, short term	$(34,542)	$(34,542)	$(35,979)	$(35,979)
Long-term borrowings, net	$(701,177)	$(704,599)	$(486,857)	$(491,169)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of March 31, 2021 and December 31, 2020.

	Fair Value Measurements at March 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$43,532	$43,532	—	—
Restricted cash	$7,848	$7,848	—	—
Amounts due from related parties, short-term	$5,000	—	$5,000	—
Notes receivable, net of current portion(2)	$8,128	—	$8,128	—
Amounts due to related parties, short-term	$(34,542)	—	$(34,542)	—
Long-term borrowings, net (1)	$(704,599)	—	$(704,599)	—

	Fair Value Measurements at December 31, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$19,303	$19,303	—	—
Restricted cash	$11,425	$11,425	—	—
Amounts due from related parties, short-term	$5,000	—	$5,000	—
Notes receivable, net of current portion(2)	$8,013	—	$8,013	—
Amounts due to related parties, short-term	$(35,979)	—	$(35,979)	—
Long-term borrowings, net(1)	$(491,169)	—	$(491,169)	—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

The following table sets forth the Company’s assets that are measured at fair value on a non—recurring basis categorized by fair value hierarchy level. The fair value of the vessels was determined based on valuations from independent third party brokers. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as at March 31, 2021
	Total	Level I	Level II	Level III
Vessels, net	$770,981	$—	$770,981	—

	Fair Value Measurements as at December 31, 2020
	Total	Level I	Level II	Level III
Vessels, net	$62,789	$13,428	$49,361	—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 9 – ISSUANCE OF UNITS

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25,000. The Sales Agreement was amended on August 3, 2020 to address the updated shelf registration statement pursuant to which sales are made. As of March 31, 2021 and December 31, 2020, since the date of the amended Sales Agreement, Navios Partners has issued 756,442 and 357,508 units, respectively, and received net proceeds of $11,936 and $2,231,respectively. Pursuant to the issuance of the common units, Navios Partners issued 15,440 and 7,298 general partnership units to its general partner as of March 31, 2021 and December 31, 2020, respectively, in order to maintain its 2.0% general partner interest. The net proceeds from the issuances of the general partnership units were $250 and $47 as of March 31, 2021 and December 31, 2020, respectively.

Pursuant to the terms of the Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. As a result of the Merger, 8,133,452 common units of Navios Partners were issued to former public unitholders of Navios Containers. Pursuant to the issuance of the common units, Navios Partners issued 165,989, general partner units, resulting in net proceeds of $3,911.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of the Company’s common units over a two year period. The program did not require any minimum repurchase or any specific number of common units and could be suspended or reinstated at any time in Navios Partners’ discretion and without notice. Repurchases were subject to restrictions under Navios Partners’ credit facilities. As of March 31, 2021, Navios Partners had repurchased and cancelled 312,952 common units on a split adjusted basis, for a total cost of approximately $4,499. There were no repurchases during the quarter ended March 31, 2021, and the program expired in January 2021.

On April 25, 2019, Navios Partners announced that its Board of Directors had approved 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partner units. The reverse stock split was effective on May 21, 2019 and the common units commenced trading on such date on a split adjusted basis.

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $5 and $9 for the periods ended March 31, 2021 and 2020, respectively and was presented under the caption “General and administrative expenses” in the Condensed Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the three month period ended March 31, 2021.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $8. As of March 31, 2021, 6,349 total units were vested. The effect of compensation expense arising from the restricted common units described above for the periods ended March 31, 2021 and 2020, amounted to $18 and to $34, respectively and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

In December 2018, Navios Partners authorized the granting of 97,633 restricted common units, which were issued on December 24, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. Navios Partners also issued 1,993 general partnership units to its general partner for net proceeds of $27. The effect of compensation expense arising from the restricted common units described above amounted to $47 and $88 for the periods ended March 31, 2021 and 2020 respectively, and was presented under the caption “General and administrative expenses” in the Condensed Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the three month periods ended March 31, 2021 and 2020.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In December 2017, Navios Partners authorized the granting of 91,336 restricted common units, which were issued on January 11, 2018, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of the restricted common units was determined by reference to the quoted common unit price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized when it is probable that the performance criteria will be met based on a graded expense model over the vesting period. Navios Partners also issued 1,864 general partnership units to its general partner for net proceeds of $64. The effect of compensation expense arising from the restricted common units described above amounted to $48 and $114 for the periods ended March 31, 2021 and 2020, respectively, and was presented under the caption “General and administrative expenses” in the Condensed Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during each of the three month periods ended March 31, 2021 and 2020.

As of March 31, 2021, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2017, 2018 and 2019 not yet recognized was $461.

As of March 31, 2021, Navios Holdings owned 12.6% ownership interest in Navios Partners and the General Partner owned 2.0% general partner interest in Navios Partners.

Restricted common units outstanding and not vested were 86,350 units, on a split adjusted basis, as of March 31, 2021.

NOTE 10 – SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and containerships operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended March 31, 2021	Three Month Period ended March 31, 2020
Asia	$38,083	$28,527
Europe	20,661	14,550
North America	6,319	3,413

Total	$65,063	$46,490

NOTE 11 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed Consolidated Statements of Operations.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners had agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half amounted to $2,770 was paid during the year ended December 31, 2017 and the second half amounted to $2,770 was paid during the year ended December 31, 2018. As of March 31, 2021, the total amount of $6,650, including refundable upon vessel’s redelivery expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to charter-in two newbuilding Panamax vessels. Each vessel has approximately 81,000 dwt and is being bareboat chartered-in for ten years. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charter. Navios Partners has agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 will be paid upon the delivery of the vessels. As of March 31, 2021, the total amount of $12,512, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets. The vessels are expected to be delivered by the second quarter of 2021.

On March 25, 2021, Navios Partners agreed to bareboat charter-in subject to definitive documentation one newbuilding capesize vessel from an unrelated party, of approximately 180,000 dwt for 15 years. Navios Partners has the option to acquire the vessel starting at the end of year four until the end of the charter period. The vessel is expected to be delivered by the first half of 2023.

On March 23, 2021, Navios Partners agreed to acquire from an unrelated third party a newbuilding panamax vessel for a purchase price of $31,580. The vessel has approximately 81,000 dwt and is expected to be delivered into Navios Partners’ fleet during the second half of 2022.

On January 25, 2021, Navios Partners agreed to bareboat charter-in three Japanese newbuilding capesize vessels from an unrelated third party, subject to definitive documentation. Each vessel has approximately 180,000 dwt and is being bareboat chartered-in for 15 years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2022.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The above transactions are expected to close in the second quarter of 2021.

As of March 31, 2021, the Company’s future minimum lease commitments under the Company’s charter-in vessels for which a definitive agreement was in place are as follows:

Period ending March 31,	Amount
2022	$5,634
2023	6,606
2024	6,595
2025	6,431
2026	6,388
2027 and thereafter	28,609

Total	$60,263

NOTE 13 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses (management fees): Pursuant to the amended management agreement, in each of October 2013, August 2014, February 2015, February 2016 and November 2017 (the “Management Agreement”), the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee (excluding drydocking expenses, which were reimbursed at cost by Navios Partners) of: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover the vessels’ operating expenses, other than certain extraordinary fees and costs.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily per Ultra-Handymax Vessel; (b) $4.45 daily per Panamax Vessel; (c) $5.41 daily per Capesize Vessel; and (d) $6.90 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax containerships and following the liquidation of Navios Europe II, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax vessels. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6.1 daily per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

During the three month periods ended March 31, 2021 and 2020 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreement, amounted to $3,467 and $224, respectively, and are presented under the caption “Acquisition of/ additions to vessels and favorable lease terms, net of cash acquired” in the condensed Consolidated Statements of Cash Flows.

Total vessel operating expenses for each of the three month periods ended March 31, 2021 and 2020 amounted to $22,962 and $22,205, respectively

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022. In August 2019, Navios Partners extended the duration of its existing administrative services agreement with the Manager until January 1, 2025, which provide for allocable general and administrative costs.

Total general and administrative expenses charged by the Manager for the three month periods ended March 31, 2021 and 2020 amounted to $3,685 and $3,202, respectively.

Balance due from related parties, short term: Balance due from related parties as of each of March 31, 2021 and December 31, 2020 amounted to $5,000, that consisted of the receivable from the Navios Holdings Guarantee.

Balance due to related parties: Amounts due to related parties, short-term as of March 31, 2021 and December 31, 2020 were $34,542 and $35,979, respectively, and mainly consisted of payables to the Manager.

Impairment of receivable in affiliated company: Navios Holdings, Navios Maritime Acquisition Corporation ( “Navios Acquisition”) and Navios Partners have made available to Navios Europe II revolving loans of up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 15 — Investment in Affiliates).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5,000. Navios Europe II owned seven container vessels and seven dry bulk vessels. Navios Partners had a net receivable of approximately $17,276 from Navios Europe II.

As of March 31, 2020, the decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $6,900 was recognized and included in the accompanying condensed Consolidated Statements of Operations for the three month period ended March 31, 2020, as “Impairment of receivable in affiliated company”. The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiring date. The transaction was completed on June 29, 2020.

As a result of the Europe II Liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56,050 and working capital balances of $(2,718). The acquisition was funded through a credit facility (Note 7 – Borrowings) and cash on hand for total of $36,056 and the satisfaction of its receivable balances in the amount of approximately $17,276 representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the liquidation of Navios Europe II, there was no balance due from Navios Europe II as of March 31, 2021 and December 31, 2020.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. In October 2020, Navios Holdings paid an amount of $5,000 to Navios Partners. As of March 31, 2021 and December 31, 2020, the outstanding claim receivable amounted to $5,000, respectively. The final settlement of the amount from Navios Holdings will take place at specific date, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the Consolidated Balance Sheets as of March 31, 2021.

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to NShipmanagement Acquisition Corp. and related entities, affiliated with Navios Holdings’ Chairman and Chief Executive Officer, Angeliki Frangou.

Acquisition of vessels: On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for a purchase price of $39,250, including working capital balances of $(5,766).

As of March 31, 2021, Navios Holdings owns a 12.6% ownership interest in Navios Partners, represented by 2,562,893 common units. Olympos Maritime Ltd. held a general partner interest of 2.0% represented by 411,953 general partner units.

NOTE 14 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five containerships chartered out to HMM which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24,400 per day pro rata.

•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30,500 per day pro rata until redelivery.

In exchange for the reduction of the hire rate, the Company received (i) $7,692 on principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024 and (ii) 3,657 freely tradable securities of HMM (publicly traded at the Stock Market Division of the Korean Exchange).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $6,074. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of each time charter. The Company recognized non-cash interest income and discount unwinding totaling to $115 and $113, respectively, for these instruments under the caption “Interest income” in the Consolidated Statements of Operations for each of the three month periods ended March 31, 2021 and 2020, respectively. As of March 31, 2021 and December 31, 2020, the outstanding balance of the notes receivable, including accrued interest and discount unwinding, amounted to $8,128 and $8,013, respectively, presented under the caption “Notes Receivable, net of current portion” in the condensed Consolidated Balance Sheets.

For each of the three month periods ended March 31, 2021 and 2020, the Company recorded an amount of $278 and $281, respectively, of deferred revenue amortization in the condensed Consolidated Statements of Operations under the caption “Time charter and voyage revenues”.

As of March 31, 2021, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,127 and $1,907, respectively. As of December 31, 2020, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,127 and $2,185, respectively

On January 12, 2017, the Company sold the vessel the MSC Cristina for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 consecutive quarterly installments. As of March 31, 2021 and March 31, 2020, the outstanding balances of the current and non-current note receivable amounted to $0 and $3,516, respectively. For each of the three month periods ended March 31, 2021 and 2020, the Company recorded interest income of $0 and $62, including accrued interest income of $0 and $28, respectively under the caption “Interest income” in the condensed Consolidated Statements of Operations.

NOTE 15 – INVESTMENT IN AFFILIATES

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14,000. Following the liquidation of Navios Europe II on June 29, 2020, Navios Partners acquired five vessel owning companies for a fair value of $56,050 in total. As of December 31, 2020 and subsequent to the Liquidation of Navios Europe II, the Company had no exposure.

Navios Containers

On January 4, 2021, Navios Containers and the Company announced that they entered into a definitive merger agreement under which the Company would acquire all of the publicly held common units of Navios Containers in exchange for common units of the Company (the “Transaction”). The Transaction was approved by the necessary common unit holders of Navios Containers at a special meeting held on March 24, 2021. The General Partner of Navios Containers had consented to the merger, and the Company voted the Navios Containers’ common units it holds in favor of the Transaction. The Transaction was completed on March 31, 2021. Under the terms of the Transaction, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The fair value of Navios Partners’ equity investment in Navios Containers is based on unadjusted quoted prices in active markets for Navios Containers’ common units. The fair value of Navios Partners’ equity investment in Navios Containers as at December 31, 2020 was $47,528 compared with its carrying value of $26,158. Following the acquisition of Navios Containers, there was no equity investment and the balance was $0 as of March 31, 2021.

As of March 31, 2020, Navios Partners held 11,592,276 common units, representing a 33.5% ownership interest in Navios Containers. Investment income of $1,678 was recognized in the condensed Statements of Operations under the caption of “Equity in net earnings of affiliated companies” three month period ended March 31, 2020. Following the completion of the Merger and the acquisition of Navios Containers, Navios Partners recognized investment income of $80,839 in the condensed Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies”, as of March 31, 2021 (see Note 3 – Acquisition of Navios Containers).

NOTE 16 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

On February 3, 2016, Navios Partners announced that its Board of Directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. In March 2018, the Board determined to reinstate a distribution and any continued distribution will be at the discretion of the Company’s Board of Directors, taking into consideration the terms of its partnership agreement. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under its policy and the decision to make any distribution is determined by the Company’s board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There is incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25 per unit	98%	—	2%
First Target Distribution	up to $6.0375 per unit	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625 per unit	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875 per unit	75%	23%	2%
Thereafter	above $7.875 per unit	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

In January 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2019 of $0.30 per unit. The distribution was paid on February 13, 2020 to all unitholders of common units and general partner units of record as of February 11, 2020. The aggregate amount of the declared distribution was $3,365.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In April 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2020 of $0.30 per unit. The distribution was paid on May 14, 2020 to all unitholders of common units and general partner units of record as of May 11, 2020. The aggregate amount of the declared distribution was $3,365.

In January 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2020 of $0.05 per unit. The distribution was paid on February 12, 2021 to all unitholders of common units and general partner units of record as of February 9, 2021. The aggregate amount of the declared distribution was $579.

In April 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2021 of $0.05 per unit. The distribution was paid on May 14, 2021 to all unitholders of common units and general partner units of record as of May 11, 2021.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the three month periods ended March 31, 2021 and 2020.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended March 31, 2021	Three Month Period Ended March 31, 2020
Net income / (loss)	$136,679	$(10,724)
Income / (loss) attributable to:
Common unitholders	$133,946	$(10,511)
General partner units
Weighted average units outstanding basic
Common unitholders	11,367,280	10,845,324
Earnings / (loss) per unit basic:
Common unitholders	$11.78	$(0.97)
Weighted average units outstanding diluted
Common unitholders	11,453,630	10,845,324
Earnings / (loss) per unit diluted:
Common unitholders	$11.69	$(0.97)
Earnings / (loss) per unit distributed basic:
Common unitholders	$0.05	$0.30
Earnings / (loss) per unit distributed diluted:
Common unitholders	$0.05	$0.30
Earnings/ (loss) per unit undistributed basic:
Common unitholders	$11.73	$(1.27)
Earnings/ (loss) per unit undistributed diluted:
Common unitholders	$11.64	$(1.27)

Potential common units of 86,350 for the three month periods ended March 31, 2021 are included in the calculation of diluted earnings per unit and 140,191 relating to unvested restricted common units for the three month periods ended, March 31, 2020, have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 17 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts and pool arrangements to which the Company is party did not change from previous practice. For further analysis, (see Note 2— Summary of Significant Accounting Policies).

Bareboat charter-in contract

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Panamax vessel of 82,011 dwt, for a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $6. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an Operating Lease. Consequently, the Company has recognized an Operating Lease Liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Based on management estimates and market conditions, the lease term of this lease is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applied the respective incremental borrowing rate based on the remaining lease term of the specific lease. As of July 24, 2019, Navios Partners’ incremental borrowing rate was approximately 7%.

As of March 31, 2021 and December 31, 2020 the unamortized balance of the lease liability amounted $12,876 and $13,153, respectively, and is presented under the captions “Operating Lease Liabilities, current and non-current portion” in the condensed Consolidated Balance Sheets. Right of use asset amounted $13,030 and $13,285 as at March 31, 2021 and December 31, 2020, respectively, and is presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire on a straight-line basis over the lease term. Lease expense for the three month periods ended March 31, 2021 and March 31, 2020 amounted to $513 and $519, respectively, and is included under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Operations.

As of March 31, 2021 and December 31, 2020, the Company proceeded with step one of impairment assessment of the unamortized balance of the Right of use asset in relation to vessel Navios Libra. As the undiscounted projected net operating cash flows exceed the carrying value of the right-of-use asset, no impairment loss was recognized as of March 31, 2021 and December 31, 2020.

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of March 31, 2021:

Charter-in vessels in operation
March 31, 2022	2,172
March 31, 2023	2,109
March 31, 2024	2,086
March 31, 2025	2,081
March 31, 2026 and thereafter	8,710
Total	$17,158

Operating lease liabilities, including current portion	$12,876

Discount based on incremental borrowing rate	$4,282

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Sale and Lease Back Agreements

During 2019 and 2018 the Company has entered into sale and leaseback agreements with unrelated third parties for five vessels of the Company’s fleet. Navios Partners has purchase obligations to acquire the vessels at the end of the lease terms, consequently under ASC 842-40 the transfers of the vessels were determined to be failed sales and were treated as financing transactions. The vessels were not derecognized and continue to be depreciated over their respective useful lives, and tested for impairment as per Company’s policy (see Note 7— Borrowings).

NOTE 18 – SUBSEQUENT EVENTS

In April and May 2021, Navios Partners completed the refinancing of its existing credit facilities which were set to mature in 2021 (see Note 7— Borrowings).

In April, 2021, Navios Partners agreed to acquire from Navios Acquisition the Ete N, a 2012 built Containership of 2,782 TEU, the Fleur N, a 2012 built Containership of 2,782 TEU and the Spectrum N, a 2009 built Containership of 2,546 TEU. On May 10, 2021, Navios Partners completed the acquisition of these three vessels from Navios Acquistion for an aggregate purchase price of $55,500.

On April 28 2021, Navios Partners agreed to acquire from Navios Holdings a 2011 built Capesize vessel for a purchase price of $28,500. The vessel is expected to be delivered into Navios Partners’ fleet during the second quarter of 2021.

On April 28, 2021, Navios Partners agreed to sell the Navios Dedication, a 2008-built Containership of 4,250 TEU to an unrelated third party for a net sale price of $33,893. The sale is expected to be completed during the second quarter of 2021.

On April 23, 2021, Navios Partners extended the Hellenic Bank Credit Facility dated June 25, 2020, for an amount of $8,850 in order to partially finance the acquisition of one containership from Navios Acquisition. The new facility is repayable in four consecutive quarterly instalments of approximately $750 each, two consecutive quarterly instalments of $300 each and nine consecutive instalments of approximately $150 each, with a final balloon payment of $3,900 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2024 and bears interest at LIBOR plus 300 bps per annum. On April 28, 2021, the entire amount was drawn under this loan.

On April 9, 2021, Navios Partners entered into a New Continuous Offering Program Sales Agreement (“New Sales Agreement”) for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $75,000. As of May 17, 2021, since the commencement of the New Sales Agreement, Navios Partners has issued 2,437,624 units and received net proceeds of $73,118. Pursuant to the issuance of the common units, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were approximately $1,530.

In April 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2021 of $0.05 per unit. The distribution was paid on May 14, 2021 to all unitholders of common units and general partner units of record as of May 11, 2021.